Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
OHCP HM ACQUISITION CORP.,
OHCP HM MERGER SUB CORP.,
THE HILLMAN COMPANIES, INC.
and
THE REPRESENTATIVE NAMED HEREIN
APRIL 21, 2010

TABLE OF CONTENTS

ARTICLE I THE MERGER	1
1.01 The Merger	1
1.02 Conversion of Capital Stock	2
1.03 Exchange of Certificates; Lost Certificates	5
1.04 Options	6
1.05 Representative Holdback	7
1.06 Certificate of Incorporation	7
1.07 Bylaws	7
1.08 Directors and Officers	7

ARTICLE II THE CLOSING; MERGER CONSIDERATION ADJUSTMENT	8
2.01 The Closing	8
2.02 Deliveries	8
2.03 The Closing Transactions	9
2.04 Investment Transactions	11
2.05 Purchase Price Adjustments	11
2.06 Required Withholding	14

ARTICLE III CONDITIONS TO CLOSING	14
3.01 Conditions to the Purchaser’s and the Merger Sub’s Obligations	14
3.02 Conditions to the Company’s Obligations	15
3.03 Waiver of Conditions	15

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15
4.01 Organization and Corporate Power	16
4.02 Subsidiaries	16
4.03 Authorization; No Breach	16
4.04 Capital Stock	17
4.05 Financial Statements; Indebtedness	18
4.06 SEC Reports	19
4.07 Absence of Certain Developments	19
4.08 Title to Properties	19
4.09 Tax Matters	20
4.10 Contracts and Commitments	22
4.11 Customers and Suppliers	24
4.12 Intellectual Property	24
4.13 Litigation	25
4.14 Product Warranties	25
4.15 Governmental Consents, etc.	25
4.16 Employee Benefit Plans	25
4.17 Compliance with Laws	27
4.18 Environmental Matters	28
4.19 Affiliated Transactions	28
4.20 Insurance	28

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4.21 Brokerage	29
4.22 Employees	29
4.23 No Other Representations or Warranties	29

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	30
5.01 Organization and Corporate Power	30
5.02 Authorization	30
5.03 No Violation	30
5.04 Governmental Authorities; Consents	30
5.05 Litigation	31
5.06 Brokerage	31
5.07 Investment Representation	31
5.08 Financial Capacity	31
5.09 Guaranty	32
5.10 Purpose	32
5.11 No Other Representations or Warranties	32

ARTICLE VI COVENANTS OF THE COMPANY	32
6.01 Conduct of the Business	32
6.02 Notification	35
6.03 Access to Books and Records	35
6.04 Regulatory Filings	35
6.05 Conditions; Consents; Other Authorizations	36
6.06 Exclusive Dealing	36
6.07 Tax Matters	36
6.08 Financings	37
6.09 Affiliate Transactions	39
6.10 Stub Period Financial Statements	39

ARTICLE VII COVENANTS OF THE PURCHASER	39
7.01 Access to Books and Records	39
7.02 Notification	40
7.03 Director and Officer Liability and Indemnification	40
7.04 Section 4980B Obligations	41
7.05 Regulatory Filings	41
7.06 Conditions; Consents; Other Authorizations	41
7.07 Contact with Customers and Suppliers	41
7.08 Confidentiality	42
7.09 Financing	42

ARTICLE VIII TERMINATION	43
8.01 Termination	43
8.02 Termination Fee	44
8.03 Effect of Termination	46
8.04 Specific Performance	46

ARTICLE IX SURVIVAL	48

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9.01 Survival of Representations, Warranties, Covenants, Agreements and Other Provisions	48
9.02 Acknowledgment by the Purchaser	48

ARTICLE X TAX MATTERS	49
10.01 Tax Matters	49
10.02 Transfer Taxes	50
10.03 Tax Indemnification	50
10.04 Tax Indemnification Procedures	52
10.05 Tax Contests; Cooperation	52
10.06 Coordination on Taxes	52
10.07 Straddle Periods	53
10.08 Tax Refunds	53
10.09 Coordination; Survival	54

ARTICLE XI DEFINITIONS	54
11.01 Definitions	54
11.02 Other Definitional Provisions	60
11.03 Cross-Reference of Other Definitions	60

ARTICLE XII MISCELLANEOUS	64
12.01 Press Releases and Communications	64
12.02 Expenses	64
12.03 Notices	64
12.04 Assignment	67
12.05 Further Assurances	67
12.06 Severability	67
12.07 Construction	67
12.08 Amendment and Waiver	68
12.09 Complete Agreement	68
12.10 Third-Party Beneficiaries	68
12.11 Counterparts; Electronic Delivery	69
12.12 Governing Law	69
12.13 Jurisdiction; Service of Process	69
12.14 Waiver of Jury Trial	70
12.15 Representation of Company and the Representative	70
12.16 Representative.	71

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List of Exhibits
Exhibit A — Limited Guaranty
Exhibit B — Certificate of Merger
Exhibit C — Letter of Transmittal
Exhibit D — Purchase Price Adjustment Escrow Agreement
Exhibit E — Indemnity Escrow Agreement
Exhibit F — Press Release
List of Schedules
Affiliated Transactions Schedule
Authorization Schedule
Capital Stock Schedule
Contracts Schedule
Customers Schedule
Developments Schedule
Employee Benefits Schedule
Employees Schedule
Environmental Matters Schedule
Fee Schedule
Financial Statements Schedule
Governmental Consents Schedule
Indebtedness Schedule
Insurance Schedule
Intellectual Property Schedule
Leased Real Property Schedule
Litigation Schedule
Management Rollover Schedule
Owned Real Property Schedule
Permitted Liens Schedule
Sellers Schedule
Subsidiary Schedule
Taxes Schedule
Vendors Schedule
Warranty Schedule

4

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 21, 2010, is made by and among The Hillman Companies, Inc., a Delaware corporation (the “Company”), OHCP HM Acquisition Corp., a Delaware corporation (the “Purchaser”), OHCP HM Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Purchaser (the “Merger Sub”), and THC Representative, LLC, a Delaware limited liability company, solely in its capacity as representative for the Company’s Stockholders and Optionholders (as defined herein) (the “Representative”). Capitalized terms used have the meanings set forth in ARTICLE XI (Definitions).
     WHEREAS, the Purchaser desires to acquire 100% of the issued and outstanding capital stock of the Company in a reverse subsidiary merger transaction pursuant to which Merger Sub will merge with and into the Company on the terms and subject to the conditions set forth herein (the “Merger”);
     WHEREAS, the respective boards of directors of the Purchaser, the Merger Sub and the Company have determined that the Merger is in the best interest of their respective shareholders, have approved and adopted this Agreement, the Merger and the related transactions contemplated hereby, upon the terms and subject to the condition set forth herein, and the respective boards of directors of the Merger Sub and the Company have recommended that their shareholders approve the Merger; and
     WHEREAS, concurrently with the execution of this Agreement, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., each an affiliate of Purchaser (each a “Guarantor”), have entered into a Limited Guaranty (the “Limited Guaranty”), in the form attached as Exhibit A to this Agreement in favor of the Company with respect to certain of the obligations of Purchaser arising under, or in connection with, this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     1.01 The Merger.
     (a) At the Effective Time, the Merger Sub shall merge with and into the Company in accordance with the Delaware General Corporation Law (“Delaware Law”), whereupon the separate existence of the Merger Sub shall cease and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of the Purchaser.
     (b) At the Closing, the Company and the Merger Sub shall cause a certificate of merger substantially in the form of Exhibit B hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the Purchaser and the Company mutually agree and specify in the Certificate of Merger.
     (c) From and after the Effective Time, the Surviving Corporation shall succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the debts, obligations, liabilities, restrictions, disabilities and duties of the Company and the Merger Sub, all as provided under Delaware Law.
     1.02 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or Merger Sub or the holders of the securities described below:
     (a) Each share of the Company’s Class A Preferred Stock, par value $.01 per share (the “Company Preferred Stock”), issued and outstanding prior to the Effective Time shall be redeemed and converted into the right to receive, upon the surrender of the certificate formerly representing such share of Company Preferred Stock, in cash the Liquidation Value (as defined in the Company’s certificate of incorporation, as in effect on the date hereof (the “Charter”)), plus all accrued and unpaid dividends on such share as of the Effective Time, in each case as determined in accordance with the Charter. Each share of Company Preferred Stock shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represents any such share of Company Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Preferred Stock Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such certificate in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates). The aggregate consideration to which holders of the Company Preferred Stock become entitled pursuant to this Section 1.02(a) is referred to herein as the “Preferred Stock Merger Consideration.”
     (b) Each share of the Company’s Class A Common Stock, par value $.01 per share, Class B Common Stock, par value $.01 per share, and Class C Common Stock, par value $.01 per share (collectively, the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than the Dissenting Shares and the Management Rollover Shares, shall be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Company Common Stock, subject to Section 1.05, an amount in cash equal to (i) the Per Share Portion of the Closing Residual Consideration, payable in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates), and (ii) the Per Share Portion of any Additional Merger Consideration. Each share of Company Common Stock (other than the Dissenting Shares) shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represents any such share of Company Common Stock (other than the Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such certificate in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates). Pursuant to the terms of the Rollover Agreements, immediately prior to the Effective Time, each Management Rollover Share shall be transferred to the Purchaser in exchange for the receipt from the Purchaser of a number of shares of Purchaser Common Stock having dollar value equal to the Per Share Portion of the Closing Residual Consideration that would have otherwise been payable in cash in accordance with Section 1.03 in respect of the Management Rollover Shares had the rollover not occurred, such shares of Purchaser Common Stock to have the same financial and economic terms as the Purchaser Common Stock acquired by Affiliates of the Purchaser. To the extent Additional Merger Consideration is payable to Sellers hereunder, such amounts will be paid with respect to the Management Rollover Shares in cash on the same basis as if the rollover had not occurred. The aggregate consideration to which holders of the Company Common Stock become entitled pursuant to this Section 1.02(b) (including such cash consideration that would have otherwise been payable hereunder in respect of the Dissenting Shares had the demand of their appraisal rights not occurred) is referred to herein as the “Common Merger Consideration” and, together with the Preferred Merger Consideration and the Common Option Merger Consideration, the “Merger Consideration.” The Company Preferred Stock and the Company Common Stock are sometimes referred to herein collectively as the “Company Stock.”
     (c) For purposes of this Agreement, the term “Closing Residual Consideration” means (i) Eight Hundred Fifteen Million Dollars ($815,000,000) (the “Transaction Price”), plus (ii) the amount of the Estimated Cash, minus (iii) the amount of the Estimated Indebtedness, plus (iv) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital, minus (v) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, minus (vi) the Escrow Amount, minus (vii) the amount of the Estimated Transaction Expenses, minus (viii) the Preferred Merger Consideration, plus (ix) the aggregate exercise price of the Common Options, minus (x) the Investment Transactions Amount, minus (xi) the Estimated Income Tax Accrual.
     (d) For purposes of this Agreement, the term “Final Residual Consideration” means (i) the Transaction Price, plus (ii) the amount of Cash as finally determined pursuant to Section 2.05 (Purchase Price Adjustments), minus (iii) the amount of Indebtedness as finally determined pursuant to Section 2.05 (Purchase Price Adjustments), plus (iv) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital as finally determined pursuant to Section 2.05 (Purchase Price Adjustments), minus (v) the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital as finally determined pursuant to Section 2.05 (Purchase Price Adjustments), minus (vi) the Escrow Amount, minus (vii) the amount of Transaction Expenses as finally determined pursuant to Section 2.05 (Purchase Price Adjustments), minus (viii) the Preferred Merger Consideration, plus (ix) the aggregate exercise price of the Common Options, minus (x) the Investment Transactions Amount, minus (xi) the Income Tax Accrual.
     (e) For purposes of this Agreement, the term “Per Share Portion” means a fraction, the numerator of which is one, and the denominator of which is equal to (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock or held by the Merger Sub or the Purchaser (other than the Management Rollover Shares)), plus (ii) the number of shares of Company Common Stock issuable upon the exercise of all Common Options.

     (f) For purposes of this Agreement, the term “Common Options” means all options to acquire shares of Company Common Stock which are exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options or at the election of the Company’s board of directors)), as of immediately prior to the Effective Time.
     (g) For purposes of this Agreement, the term “Preferred Options” means all options to acquire shares of Company Preferred Stock which are exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options or at the election of the Company’s board of directors)), as of immediately prior to the Effective Time.
     (h) Each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock or held by the Merger Sub or the Purchaser shall be canceled and no payment shall be made with respect thereto.
     (i) The value of each Management Rollover Share transferred in exchange for Purchaser Common Stock shall be equal the Per Share Portion of the Closing Residual Consideration, that would otherwise be payable in respect of such Management Rollover Share in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates). All Management Rollover Shares transferred to the Purchaser in exchange for shares of Purchaser Common Stock under Section 1.02(b) (Conversion of Capital Stock) shall cease to exist following such exchange.
     (j) Each share of the Merger Sub’s common stock, par value $.01, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.
     (k) Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time with respect to which a Stockholder has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal rights in accordance with, and has complied in all respects with, Section 262 of the Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into a right to receive the Per Share Portion of the Common Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the Delaware Law, and neither the Purchaser nor the Surviving Corporation shall have any obligation to pay any portion of the Common Merger Consideration in respect of any such Dissenting Shares; provided, however, that any Stockholder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the Delaware Law, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Per Share Portion of the Common Merger Consideration, without interest. From and after the Effective Time, all Dissenting Shares shall no longer be outstanding and shall be deemed to be cancelled and retired and shall cease to exist. The Company shall give the Purchaser (i) prompt written notice of any demands for appraisal, any withdrawals of such demands received by the Company and any other related instruments served pursuant to the Delaware Law and received by the Company, and (ii) the right to direct and control all negotiations and proceedings with respect to each such demand. The Company shall not, except with the prior written consent of the Purchaser, make any payment with respect to, or settle or offer or agree to settle, any such demand. Each Person holding of record or beneficially owning Dissenting Shares who becomes entitled under the Delaware Law to payment with respect to such Dissenting Shares shall receive payment therefor from the Surviving Corporation.
     1.03 Exchange of Certificates; Lost Certificates.
     (a) The Purchaser shall effect the exchange of cash for certificates which, immediately prior to the Effective Time, represented shares of Company Stock entitled to payment pursuant to Section 1.02 (Conversion of Capital Stock). On the Closing Date, the Purchaser shall pay each holder of certificates representing Company Stock (each, a “Stockholder” and, together with the Optionholders, the “Sellers”) who has surrendered to the Purchaser his, her or its certificates representing the number of shares of each class of Company Stock held by such holder, together with a duly executed and completed Letter of Transmittal, substantially in the form of Exhibit C attached hereto, the amount of cash to which each such holder is entitled under Section 1.02 (Conversion of Capital Stock). Upon surrender of a certificate representing Company Stock to the Purchaser, together with such Letter of Transmittal, duly executed, the holder of such certificate shall be entitled to receive in exchange therefor the consideration into which the shares of Company Stock represented by such certificate shall have been converted pursuant to Section 1.02 (Conversion of Capital Stock). Surrendered certificates shall forthwith be canceled. Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the portion of the Merger Consideration into which the shares it theretofore represented were converted pursuant to Section 1.02 (Conversion of Capital Stock), without interest. Notwithstanding the foregoing, if any such certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Person claiming such certificate to be lost, stolen or destroyed, the Purchaser shall issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration, without interest, to be paid in respect of the shares of Company Stock represented by such certificate, as contemplated by this ARTICLE I.
     (b) If the portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the certificate representing Company Stock so surrendered is registered, it shall be a condition of exchange that such certificate shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the exchange to a Person other than the registered holder of such certificate or establish to the reasonable satisfaction of the Company that such Tax has been paid or is not applicable.
     (c) All Merger Consideration paid upon the surrender of certificates in accordance with the terms of this ARTICLE I shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares represented by such certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time.

     (d) At any time following the date that is six (6) months after the Closing Date, the Surviving Corporation shall be entitled to require the Purchaser to deliver to it any funds (including any interest received with respect thereto) which have not been disbursed to the holders, and thereafter, such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of the Merger Consideration that would otherwise be payable upon surrender of any certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Purchaser, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Purchaser, Merger Sub or the Surviving Corporation shall be liable to any former holder for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Laws.
     1.04 Options.
     (a) Each Common Option that is not fully vested and exercisable and that is outstanding immediately prior to the Effective Time shall automatically become fully vested and exercisable effective as of the Effective Time. The Company shall cause all outstanding Common Options to be canceled upon the occurrence of the Effective Time, at which time each holder of a Common Option (a “Common Optionholder”) shall be entitled to receive, subject to Section 1.05, without interest: (a) an amount in cash equal to the product of (i) the excess of the Per Share Portion of the Closing Residual Consideration over the applicable exercise price per share of Company Common Stock issuable under such Common Option, multiplied by (ii) the number of shares of Company Common Stock such holder could have purchased if such holder exercised such Common Option in full immediately prior to the Effective Time (the “Exercise Number” for such Common Option) (the “Closing Common Option Consideration”); and (b) an amount in cash equal to the product of (i) the Per Share Portion of any Additional Merger Consideration, multiplied by (ii) the Exercise Number for such Common Option. The aggregate consideration to which Common Optionholders become entitled pursuant to this Section 1.04(a) is collectively referred to herein as the “Common Option Merger Consideration.”
     (b) Each Preferred Option that is not fully vested and exercisable and that is outstanding immediately prior to the Effective Time shall automatically become fully vested and exercisable effective as of the Effective Time. The Company shall cause all outstanding Preferred Options to be canceled upon the occurrence of the Effective Time, at which time each holder of a Preferred Option (a “Preferred Optionholder”) shall be entitled to receive, without interest, an amount in cash equal to the product of (i) the excess of (A) the Liquidation Value (as defined in the Charter) plus all accrued and unpaid dividends on each share of Company Preferred Stock issuable under such Preferred Option as of the Effective Time, in each case as determined in accordance with the Charter, over (B) the applicable exercise price per share of Company Preferred Stock issuable under such Preferred Option, multiplied by (ii) the number of shares of Company Preferred Stock such holder could have purchased if such holder exercised such Preferred Option in full immediately prior to the Effective Time. The aggregate consideration to which Preferred Optionholders become entitled pursuant to this Section 1.04(b) is collectively referred to herein as the “Preferred Option Merger Consideration.”

     (c) The Company’s board of directors shall adopt such resolutions and take such other actions as may be required or appropriate such that immediately following payment of the Common Option Merger Consideration and Preferred Option Merger Consideration in accordance with the terms of this Agreement, the Company Second Amended and Restated 2004 Stock Option Plan, the Company Employee Securities Purchase Plan, the Investment Employee Securities Purchase Plan and each Executive Securities Agreement and Stock Option Grant Agreement listed on the Capital Stock Schedule, respectively, shall be terminated and no Common Options or Preferred Options shall be outstanding.
     (d) The Company’s board of directors shall adopt such resolutions and take such other actions as may be required or appropriate such that, upon the Effective Time, each Common Option and Preferred Option is treated in accordance with this Section 1.04.
     1.05 Representative Holdback. A portion of the proceeds otherwise to be received by the Sellers pursuant to Sections 1.03 (Exchange of Certificates; Lost Certificates) and 1.04 (Options) in an amount equal to $1,000,000 (such initial deposit, as it may be increased or decreased at any time in accordance with this Agreement, provided that such amount on deposit at any particular time shall not exceed $1,000,000, the “Representative Holdback Amount”) shall be delivered to the Representative at the Closing, on behalf of the Sellers, by wire transfer of immediately available funds to a segregated account (the “Representative Account”) designated by the Representative (which account shall be used only to hold the Representative Holdback Amount and to pay any fees, costs and expenses of the Representative payable out of the Representative Holdback Amount pursuant to the terms of this Agreement). The portion of the Representative Holdback Amount delivered to, and held by, the Representative on behalf of each such Seller shall be determined pro rata based upon each Seller’s Common Percentage. The Representative is entitled to pay on behalf of the Sellers, and to the extent paid by the Representative from its own funds, obtain reimbursement for, any fees, costs and expenses incurred by the Representative in the performance of its duties hereunder (“Representative Expenses”) from the Representative Holdback Amount, and the Representative shall not use any portion of the Representative Holdback Amount for any other purpose.
     1.06 Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated immediately following the Effective Time as set forth in the Certificate of Merger, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law.
     1.07 Bylaws. The bylaws of the Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with the provisions thereof and applicable Law.
     1.08 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Laws and the certificate of incorporation and the bylaws of the Surviving Corporation, the directors of the Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE II
THE CLOSING; MERGER CONSIDERATION ADJUSTMENT
     2.01 The Closing. Unless this Agreement shall have been validly terminated in accordance with Section 8.01 (Termination), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois at 10:00 a.m. on (i) the later of (x) the third Business Day following full satisfaction or due waiver of all of the closing conditions set forth in ARTICLE III (Conditions to Closing) hereof (other than those to be satisfied at the Closing itself but subject to the satisfaction or waiver of those conditions on the Closing Date), (y) a date to be determined by the Purchaser upon three (3) Business Days’ written notice to the Company, which shall be no later than the earlier of (A) three (3) Business Days following the end of the marketing period set forth in condition precedent number seven (7) on Exhibit C attached to the Debt Commitment Letter and (B) the End Date, or (ii) on such other date as is mutually agreeable in writing by the Purchaser and the Representative. The date and time of the Closing are referred to herein as the “Closing Date.”
     2.02 Deliveries. At the Closing:
     (a) the Purchaser, the Representative and the Escrow Agent shall execute and deliver the Purchase Price Adjustment Escrow Agreement and the Indemnity Escrow Agreement (each of which will require the Escrow Agent to perform its duties under the Purchase Price Adjustment Escrow Agreement and the Indemnity Escrow Agreement in accordance with the Standard, and the Escrow Agent shall not be entitled under the Purchase Price Adjustment Escrow Agreement, the Indemnity Escrow Agreement or otherwise to indemnification, exculpation or any similar right with respect to any breach of the Standard);
     (b) the Company shall deliver to the Purchaser each of the following:
          (i) a certificate of the Company, dated as of the Closing Date, stating that the conditions specified in Sections 3.01(a) and 3.01(b) (Conditions to the Purchaser’s and the Merger Sub’s Obligations) have been satisfied;
          (ii) all minute books, ownership records, stock books, ledgers and registers, and corporate seals, as applicable, relating to the organization, ownership and maintenance of the Company and its Subsidiaries that are not otherwise located at the facilities of the Company and its Subsidiaries;
          (iii) certified copies of the Charter and bylaws of the Company;
          (iv) an affidavit, dated as of the Closing Date and signed by a responsible corporate officer of the Company under penalty of perjury, stating that the Company is not and has not been a United States real property holding corporation, in form and substance required under Treasury Regulations §§1.897-2(h) and 1.1445-2(c);
          (v) a Form W8-BEN duly executed by Ontario Teachers’ Pension Plan Board, an Ontario corporation (“Teachers”);

          (vi) certified copies of resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;
          (vii) the written consent of the holders of a majority of the shares of the Company Common Stock to the consummation of the transactions contemplated hereby;
          (viii) written resignation letters from each of the members of the board of directors and each officer of the Company specified by the Purchaser at least three (3) Business Days prior to the Closing, effective as of the Closing;
          (ix) duly executed copies of all of the Transaction Documents to which it is a party; and
     (c) the Purchaser shall deliver to the Representative (on behalf of the Sellers) each of the following:
          (i) a certificate, dated as of the Closing Date, stating that the preconditions specified in Sections 3.02(a) and 3.02(b) (Conditions to the Company’s Obligations) have been satisfied;
          (ii) duly executed copies of all the Transaction Documents to which it is a party; and
          (iii) certified copies of the resolutions duly adopted by the Purchaser’s board of directors (or its equivalent governing body) and the Merger Sub’s board of directors authorizing the execution, delivery and performance of this Agreement.
     2.03 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions (the “Closing Transactions”) on the Closing Date:
     (a) the Company and the Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;
     (b) the Purchaser shall deposit Five Million Dollars ($5,000,000) (the “Purchase Price Adjustment Escrow Amount”) into an escrow account (including any interest or earnings thereon, the “Purchase Price Adjustment Escrow Account”) designated and established pursuant to the terms and conditions of an escrow agreement (the “Purchase Price Adjustment Escrow Agreement”) by and among the Purchaser, the Representative and Wells Fargo, N.A., as escrow agent (the “Escrow Agent”), substantially in the form of Exhibit D;
     (c) the Purchaser shall deposit Ten Million Dollars ($10,000,000) (the “Indemnity Escrow Amount,” and together with the Purchase Price Adjustment Escrow Amount, the “Escrow Amount”) into an escrow account (including any interest or earnings thereon, the “Indemnity Escrow Account”) designated and established pursuant to the terms and conditions of an escrow agreement (the “Indemnity Escrow Agreement”) by and among the Purchaser, the Representative and the Escrow Agent, substantially in the form of Exhibit E;
     (d) in accordance with Section 2.04 (Investment Transactions) and subject to Section 2.06 (Required Withholding), the Purchaser shall deliver to each holder of Investment Preferred Stock and each Investment Optionholder his, her or its respective portion of the Investment Transactions Amount (as determined in accordance with Section 2.04(a) (Investment Transactions)), by wire transfer of immediately available funds to the accounts set forth on the Sellers Schedule;
     (e) in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates), the Purchaser shall deliver to each holder of Company Preferred Stock such holder’s portion of the Preferred Stock Merger Consideration (as determined in accordance with Section 1.02(a) (Conversion of Capital Stock)), by wire transfer of immediately available funds to the accounts set forth on the Sellers Schedule;
     (f) subject to Section 2.06 (Required Withholding), the Purchaser shall deliver to each Preferred Optionholder such Preferred Optionholder’s portion of the Preferred Option Merger Consideration (as determined in accordance with Section 1.04(b) (Options)), by wire transfer of immediately available funds to the account set forth on the Sellers Schedule;
     (g) in accordance with Section 1.05 (Representative Holdback), the Purchaser shall deliver the Representative Holdback Amount to the Representative by wire transfer of immediately available funds;
     (h) the Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the Indebtedness listed on the Indebtedness Schedule, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness (it being agreed that all Indebtedness not repaid pursuant to this Section 2.03(h) shall remain an obligation of the Surviving Corporation or its Subsidiaries after the Closing); and the Company shall deliver to the Purchaser prior to the Closing Date appropriate payoff letters from the holders of Indebtedness listed on the Indebtedness Schedule and shall make arrangements reasonably satisfactory to the Purchaser for such holders of Indebtedness listed on the Indebtedness Schedule to deliver all related Lien releases to the Purchaser at the Closing;
     (i) simultaneously with the Closing, the Purchaser shall pay, or cause to be paid, on behalf of the Sellers or the Company (as applicable), the Estimated Transaction Expenses by wire transfer of immediately available funds as directed by the Representative;
     (j) in accordance with Section 1.03 (Exchange of Certificates; Lost Certificates), the Purchaser shall deliver to each holder of Company Common Stock (other than with respect to Dissenting Shares) such holder’s portion of the Closing Residual Consideration (as determined in accordance with Section 1.02(b) (Conversion of Capital Stock)) less such holder’s portion of the Representative Holdback Amount, by wire transfer of immediately available funds to the account set forth on the Sellers Schedule; and
     (k) subject to Section 2.06 (Required Withholding), the Purchaser shall deliver to each Common Optionholder such Common Optionholder’s Closing Common Option

Consideration (as determined in accordance with Section 1.04(a) (Options)) less such Optionholder’s portion of the Representative Holdback Amount, by wire transfer of immediately available funds to the account set forth on the Sellers Schedule.
     2.04 Investment Transactions.
     (a) Prior to the Closing, the Company shall cause Hillman Investment Company, a Delaware corporation and a subsidiary of the Company (“Investment”), to deliver a notice in form and substance reasonably satisfactory to the Purchaser to all the holders of Investment’s preferred stock, par value $.01 per share (the “Investment Preferred Stock”), and all the holders of the Investment Options (each, an “Investment Optionholder”) stating that, at the Closing, Investment will (i) redeem each outstanding share of the Investment Preferred Stock for an amount in cash equal to the Liquidation Value (as defined in Investment’s certificate of incorporation, as amended), plus all accrued and unpaid dividends on such share immediately prior to the Effective Time, in each case as determined in accordance with the Investment’s certificate of incorporation, as amended, and (ii) at the Effective Time, pay each Investment Optionholder an amount in cash equal to the product of (A) the excess of (1) the Liquidation Value (as defined in Investment’s certificate of incorporation, as amended) plus all accrued and unpaid dividends on such share as of the Effective Time over (2) the applicable exercise price per share of Investment Preferred Stock issuable under such Investment Option, multiplied by (B) the number of shares of Investment Preferred Stock such holder could have purchased if such holder exercised such Investment Option in full immediately prior to the Effective Time, to the extent such Investment Option is then exercisable or would, but for the cancellation thereof, become exercisable as a result of the transactions contemplated hereby. The aggregate consideration to which holders of the Investment Preferred Stock and the Investment Optionholders become entitled pursuant to this Section 2.04(a) is referred to herein as the “Investment Transactions Amount.”
     (b) At the Closing, the Company shall cause Investment to redeem all outstanding shares of the Investment Preferred Stock in accordance with the terms of Section 2.04(a) (Investment Transactions) and the Purchaser shall pay each of the holders of the Investment Preferred Stock and each Investment Optionholder their respective portion of the Investment Transactions Amount pursuant to Section 2.03(d) (The Closing Transactions).
     (c) For purposes of this Agreement, the term “Investment Options” means all options to acquire shares of Investment Preferred Stock which are exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options or at the election of the Company’s or Investment’s boards of directors)), as of immediately prior to the Effective Time.
     2.05 Purchase Price Adjustments.
     (a) At least three (3) days prior to the Closing Date, the Company shall cause its Chief Financial Officer to prepare and deliver to the Purchaser a certificate setting forth his good faith calculation of the estimate of the Closing Residual Consideration, including (i) Cash as of the close of business on the Closing Date without giving effect to the transactions contemplated by this Agreement (the “Estimated Cash”), (ii) Indebtedness as of the close of business on the

Closing Date without giving effect to the transactions contemplated by this Agreement (the “Estimated Indebtedness”) (iii) Net Working Capital (the “Estimated Net Working Capital”), (iv) the Income Tax Accrual (the “Estimated Income Tax Accrual”), and (v) Transaction Expenses (the “Estimated Transaction Expenses”), each being prepared in accordance with GAAP.
     (b) As promptly as practicable, but in no event later than seventy-five (75) days after the Closing Date, the Purchaser shall in good faith prepare and deliver to the Representative an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”) and a certificate setting forth the Purchaser’s calculation of the Final Residual Consideration, including Cash as of the close of business on the Closing Date without giving effect to the transactions contemplated by this Agreement, Indebtedness as of the close of business on the Closing Date without giving effect to the transactions contemplated by this Agreement, the Income Tax Accrual, Net Working Capital and Transaction Expenses as of such time derived from the Closing Balance Sheet (together with the Closing Balance Sheet, the “Preliminary Statement”). The Closing Balance Sheet shall be prepared in accordance with GAAP (provided that the Closing Balance Sheet need not contain footnote disclosures).
     (c) The Company and the Purchaser shall permit the Representative and its representatives (subject to the execution of a customary confidentiality agreement) to have full access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Statement and provide the Representative with copies thereof (as reasonably requested by the Representative). The Preliminary Statement shall become final and binding upon the parties hereto on the thirtieth (30th) calendar day following the date on which the Preliminary Statement is delivered to the Representative, unless the Representative, within thirty (30) days after the Representative’s receipt of the Preliminary Statement, notifies the Purchaser in writing of its objections thereto (an “Objection Notice”). Any Objection Notice shall specify in reasonable detail the nature of any disagreement so asserted. If an Objection Notice is received by the Company in a timely manner, then the Preliminary Statement (as revised in accordance with this sentence) shall become final and binding upon the parties hereto on the earlier of (i) the date on which the Company and the Representatives resolve in writing any differences they have with respect to the matters specified in the Objection Notice and (ii) the date on which any disputed matters are finally resolved in writing by the Valuation Firm (as defined below) pursuant to Section 2.05(d) below. If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Representative shall negotiate in good faith to resolve any such objections. In the event that the Purchaser and the Representative are unable to resolve all such objections within fifteen (15) days after the Purchaser’s receipt of such Objection Notice, the Purchaser and the Representative shall submit such remaining disagreements to the New York offices of Houlihan, Lokey, Howard & Zukin, Inc. (the “Valuation Firm”).
     (d) The Purchaser and the Representative shall use their respective reasonable efforts to retain the Valuation Firm no later than five (5) Business Days following the expiration of such fifteen (15)-day period and shall cause the Valuation Firm to resolve all remaining disagreements with respect to the Preliminary Statement as soon as practicable, but in any event shall direct the Valuation Firm to render a determination within sixty (60) days after its retention. The Valuation Firm shall consider only those items and amounts which are identified in the

Objection Notice as being items and amounts to which the Purchaser and the Representative have been unable to agree. In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Valuation Firm’s determination shall be based solely on written materials submitted by the Purchaser and the Representative (i.e., not on independent review) and on the applicable provisions and definitions included in this Agreement. The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto. Judgment may be entered upon the determination of the Valuation Firm in any court having jurisdiction over the party against which such determination is to be enforced.
     (e) The costs and expenses of the Valuation Firm shall be borne by the Purchaser, on the one hand, and the Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party such that the prevailing party pays the lesser proportion of such costs and expenses. For example, if the Purchaser claims the appropriate adjustments are $1,000 less than the amount determined by the Representative, and the Representative contests only $500 of the amount claimed by the Purchaser, and if the Valuation Firm ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then the costs and expenses of the Valuation Firm will be allocated 60% (i.e., 300 ÷ 500) to the Representative (on behalf of the Sellers) and 40% (i.e., 200 ÷ 500) to the Purchaser.
     (f) If, after taking into account the adjustments contemplated by Sections 2.05(b)-(e) (Purchase Price Adjustments) above, the Final Residual Consideration is equal to or greater than the Closing Residual Consideration (such excess, if any, the “Company Adjustment Amount”), then (i) the Purchaser and the Representative shall promptly (but in any event within five (5) Business Days) cause the Escrow Agent to deliver, except as provided in Section 12.16(f) (Representative), to the Sellers on a pro rata basis according to each Seller’s Common Percentage, by wire transfer of immediately available funds the Purchase Price Adjustment Escrow Account and (ii) the Purchaser shall promptly (but in any event within five (5) Business Days) deliver, except as provided in Section 12.16(f) (Representative), to the Sellers on a pro rata basis according to each Seller’ Common Percentage, by wire transfer of immediately available funds an amount equal to the Company Adjustment Amount, if any.
     (g) If, after taking into account the adjustments contemplated by Sections 2.05(b)-(e) (Purchase Price Adjustments) above, the Final Residual Consideration is less than the Closing Residual Consideration (such shortfall, the “Purchaser Adjustment Amount”), then the Purchaser and the Representative shall promptly (but in any event within five (5) Business Days) cause the Escrow Agent (i) to deliver to the Purchaser to the extent of the Purchase Price Adjustment Escrow Account the Purchaser Adjustment Amount (on behalf of the Sellers to the extent of each such Seller’s Common Percentage); provided, that if the Purchase Price Adjustment Escrow Amount is insufficient to pay the Purchaser Adjustment Amount in full, the shortfall shall be paid from the Indemnity Escrow Account, and (ii) to deliver, except as provided in Section 12.16(f) (Representative), to the Sellers on a pro rata basis according to each Seller’s Common Percentage, the amount, if any, remaining in the Purchase Price Adjustment Escrow Account following the payment set forth in the immediately preceding clause (i). The Sellers and the Representative shall not have any liability for any amounts due pursuant to

Section 2.05 (Purchase Price Adjustments) except to the extent of the Purchase Price Adjustment Escrow Account and the Indemnity Escrow Amount.
     (h) All payments (the “Purchase Price Adjustments”) made pursuant to this Section 2.05 shall be treated by all parties for Tax purposes as adjustments to the transaction price.
     2.06 Required Withholding. The Purchaser and the Surviving Corporation, as applicable, shall deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Stock or Options such amounts as may be required to be deducted or withheld therefrom under the Code or under any applicable provision of federal, state, local or foreign Tax Laws, taking into account any applicable exemption under such Laws; it being understood that the Representative shall have no obligation to make any such deductions or withholdings and shall have no liability with respect thereto. To the extent such amounts are so deducted or withheld and paid to the appropriate taxing authority, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
ARTICLE III
CONDITIONS TO CLOSING
     3.01 Conditions to the Purchaser’s and the Merger Sub’s Obligations. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Purchaser and Merger Sub in writing) of the following conditions as of the Closing Date:
     (a) The representations and warranties set forth in ARTICLE IV (Representations and Warranties of the Company) (other than those representations and warranties that address matters as of particular dates) shall be true and correct as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without giving effect to materiality, Material Adverse Effect or similar phrases in the representations and warranties), and (ii) the representations and warranties set forth in ARTICLE IV (Representations and Warranties of the Company) that address matters as of particular dates shall be true and correct as of such dates (without regard to materiality, Material Adverse Effect or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct would not, in the aggregate, have a Material Adverse Effect; provided, that notwithstanding the foregoing, the representations set forth in (i) Section 4.04 (Capital Stock) shall be true and correct in all material respects and (ii) the first sentence of Section 4.06 (Absence of Certain Developments) shall be true and correct in all respects.
     (b) The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

     (c) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;
     (d) No judgment, decree or order shall have been enacted, entered, promulgated or issued preventing the performance of a material part of this Agreement or the consummation of any material part of the transactions contemplated hereby or declaring unlawful the transactions contemplated by this Agreement; and
     (e) The Company shall have delivered payoff letters in form and substance reasonably satisfactory to the Purchaser with respect to all Indebtedness set forth on the Indebtedness Schedule and all related Liens securing such Indebtedness shall have been terminated or released.
     3.02 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Company in writing) of the following conditions as of the Closing Date:
     (a) The representations and warranties set forth in ARTICLE V (Representations and Warranties of the Purchaser) of this Agreement shall be true and correct in all material respects as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without giving effect to materiality or similar phrases in the representations and warranties);
     (b) The Purchaser and the Merger Sub shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;
     (c) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated; and
     (d) No judgment, decree or order shall have been enacted, entered, promulgated or issued preventing the performance of a material part of this Agreement or the consummation of any material part of the transactions contemplated hereby or declaring unlawful the transactions contemplated by this Agreement.
     3.03 Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Effective Time.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to the Purchaser that the statements in this ARTICLE IV are correct and complete as of the date of this Agreement, except as set forth in the schedules accompanying this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”). The Disclosure Schedules have been arranged for purposes of convenience in separately titled sections corresponding to the sections of this ARTICLE IV; however, each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed with respect to any other section of the Disclosure Schedules to which the relevance of such fact or item would be reasonably apparent on its face. The inclusion of any information in any Schedule attached hereto shall not be deemed to be an admission or acknowledgment by the Company or the Sellers, in and of itself, that such information is material to or outside the ordinary course of the business of the Company and its Subsidiaries. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
     4.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite corporate power and authority and all governmental approvals, authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and Permits has not been, and would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. The Company is qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified has not had and would not have, individually or in the aggregate, a Material Adverse Effect.
     4.02 Subsidiaries. The Subsidiary Schedule sets forth the authorized and issued number of shares of capital stock of each Subsidiary. Except as set forth on the Subsidiary Schedule, all outstanding shares of capital stock of each Subsidiary identified on the Subsidiary Schedule are held directly by the Company or by one or more of the wholly owned Subsidiaries of the Company as set forth on such schedule. Except as set forth on the Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity. Each of the Subsidiaries identified on the Subsidiary Schedule is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, has all requisite corporate power (or power of an equivalent foreign entity to the extent applicable) and authority and all governmental approvals, authorizations, licenses and Permits necessary to own and lease its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to hold such authorizations, licenses and Permits, to be so qualified or to be in good standing has not been, and would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.
     4.03 Authorization; No Breach. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Documents. Except as set forth on the Authorization Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries under, or require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body under, the provisions of the Company’s or any of its Subsidiaries’ certificates or articles of incorporation or bylaws or, in the case of a foreign Subsidiary, the equivalent governing document, as applicable, or any indenture, mortgage, lease, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is bound, or any Law to which the Company or any of its Subsidiaries is subject, except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. This Agreement has been and, as of the Closing Date, the other Transaction Documents shall be, duly executed and delivered by the Company and assuming due authorization, execution and delivery by the other parties to this Agreement and the other Transaction Documents, this Agreement constitutes, and the other Transaction Documents shall constitute at Closing, a legally valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
     4.04 Capital Stock. The authorized number of shares of capital stock of the Company is 287,671, consisting of (i) 23,141 shares of Class A Common Stock, par value $.01 per share, (ii) 2,500 shares of Class B Common Stock, par value $.01 per share, (iii) 23,141 shares of Class C Common Stock, par value $.01 per share and (iv) 238,889 shares of Class A Preferred Stock, par value $.01 per share. As of the date hereof, (i) 6,200.973 shares of Class A Common Stock are issued and outstanding and are owned of record by the Stockholders in the amounts set forth on the Sellers Schedule, (ii) 970.561 shares of Class B Common Stock are issued and outstanding and are owned of record by the Stockholders in the amounts set forth on the Sellers Schedule, (iii) 2,787.097 shares of Class C Common Stock are issued and outstanding and are owned of record by the Stockholders in the amounts set forth on the Sellers Schedule, (iv) 82,104.839 shares of Class A Preferred Stock are issued and outstanding and are owned of record by the Stockholders in the amounts set forth on the Sellers Schedule, (v) Common Options to acquire 268.488 shares of Class B Common Stock are issued and outstanding, (vi) Preferred Options to acquire 13,054.585 shares of Class A Preferred Stock have been issued. The authorized number of shares of capital stock of Investment is 166,767, consisting of (i) 100 shares of common stock, par value $.01 per share, and (ii) 166,667 shares of preferred stock, par value $.01 per share. As of the date hereof, (i) 57,282.446 shares of Investment Preferred Stock are issued and outstanding and owned of record by the Stockholders in the amounts set forth on the Sellers Schedule and (ii) Investment Options to acquire 9,107.850 shares of Investment Preferred Stock have been issued. All of the outstanding shares of capital stock of the Company and each of its Subsidiaries (i) have been duly authorized and are validly issued, fully paid and non-assessable, (ii) are free and clear of any Liens and (iii) were not issued in violation of any preemptive or similar rights. Except as set forth on the Capital Stock Schedule or pursuant to any agreement that will be terminated at or prior to the Closing, (i) the Company does not have any outstanding options, warrants, rights, calls, conversion rights, rights of exchange, subscriptions, agreements, obligations, convertible or exchangeable securities or commitments, contingent or otherwise, relating to the capital stock or other equity interests of the Company or any of its Subsidiaries that would obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its

Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) redeem or otherwise acquire any such shares or capital stock or other equity interests or (C) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iii) there are no outstanding agreements of the Company, any of its Subsidiaries, any of the Stockholders, or any other Person to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries; (iv) there are no outstanding or authorized equity equivalents, stock appreciation, phantom stock, stock plans or similar rights with respect to the Company or any of its Subsidiaries; (v) there are no voting trusts, proxies, registration rights agreements or any other agreements or understanding relating to the voting, disposition or dividends with respect to the equity securities or equity interests of the Company or any of its Subsidiaries; (vi) the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have a right to vote (or convertible into or exercisable for securities having the right to vote); and (vii) there are no declared or accrued unpaid dividends with respect to any capital stock of the Company or any of its Subsidiaries.
     4.05 Financial Statements; Indebtedness.
     (a) The Financial Statements Schedule consists of true, correct and complete copies of: (i) the Company’s unaudited consolidated balance sheet as of April 3, 2010 (the “Latest Balance Sheet”) and the related statement of income for the three-month period then ended and (ii) the Company’s audited consolidated balance sheet and statements of income and cash flows for the fiscal years ended December 31, 2008 and December 31, 2009 (the financial statements referred to in clause (ii) are referred to herein as the “Audited Financial Statements” and, together with the financial statements referred to in clause (i), the “Financial Statements”). The Financial Statements have been prepared in accordance with the books and records of the Company and its Subsidiaries and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods included and present fairly in all material respects the consolidated financial condition and results of operations of the Company and its Subsidiaries (taken as whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from year-end adjustments (which adjustments, individually and in the aggregate, would not be material).
     (b) Except as set forth in the Indebtedness Schedule, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness or any liability or obligation of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) except for (i) liabilities reflected on the Latest Balance Sheet, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet (none of which is a liability for breach of contract, breach of warranty, tort or infringement by the Company or any of its Subsidiaries), (iii) liabilities incurred after the date hereof in accordance with the terms of this Agreement and (iv) liabilities disclosed on any Schedule to this Agreement, including any liabilities under any contract, commitment or agreement disclosed on any Schedule to this Agreement (or not required to be disclosed because of the term or amount thereof), none of which is a liability for breach of contract, breach of warranty, tort or infringement by the Company or any of its Subsidiaries). Except as set forth in the Financial Statements, the Company does not maintain any “off-balance-sheet arrangements” within the meaning of Item 303 of Regulation S-K of the SEC.
     4.06 SEC Reports. The Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the Securities and Exchange Commission (the “SEC”) since January 1, 2008 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to make any filings with the SEC.
     4.07 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any effect, event, fact, circumstance, condition, development or change that, individually or in the aggregate, has had a Material Adverse Effect. Except as set forth on the Developments Schedule and except as contemplated or permitted by this Agreement, since the date of the Latest Balance Sheet, (i) the business of the Company has been conducted only in the ordinary course and in a manner consistent with past practices and (ii) neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 6.01(b) (Conduct of Business) if this Agreement had been in effect during such period.
     4.08 Title to Properties.
     (a) The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, (i) all of their respective personal property shown to be owned or leased by it on the Latest Balance Sheet, and (ii) all Owned Real Property and Leased Real Property, each of the foregoing (i) and (ii) free and clear of all Liens, except for Permitted Liens.
     (b) The Leased Real Property Schedule sets forth a true, correct and complete list of all the Real Property Leases, which list sets forth the date of and parties to each Real Property Lease, the date and parties to each amendment, modification and supplement thereto, and the address of the real property covered by such real Property Lease. Each Real Property Lease is valid, binding and in full force and effect. The Company has made available to the Purchaser complete and accurate copies of each of the Real Property Leases (including all modifications, amendments and supplements) and none of such Real Property Leases have been modified in any respect, except to the extent that such modifications are disclosed by the copies made available to the Purchaser. Neither the Company nor any of its Subsidiaries, nor to the best of the Company’s knowledge, the landlord under any Real Property Lease, is in default in any material respect (and no condition exists which with the giving of notice or the lapse of time or both would constitute a material default) under any of such Real Property Leases, and neither the Company nor any of its Subsidiaries has received any notice of default or termination under such Real Property Leases which remains outstanding.
     (c) The Owned Real Property Schedule sets forth a true, correct and complete list, including addresses, of all Owned Real Property.
     (d) The Leased Real Property and Owned Real Property constitute all of the real property utilized by the Company and its Subsidiaries in the operation of its business and (i) neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, any portion thereof or interest therein.
     (e) Except as set forth on the Leased Real Property Schedule or the Owned Real Property Schedule, neither the Company nor any Subsidiary has entered into any lease, sublease, license, concessions or other agreement granting to any other Person or parties the right to use or occupy any portion of the Owned Real Property or Leased Real Property, respectively; and
     (f) Neither the Company nor any of its Subsidiaries has received any notice of any and there are no existing, pending, or, to the knowledge of the Company, threatened or contemplated condemnation, eminent domain or similar proceeding affecting the Leased Real Property and Owned Real Property or any portion thereof or of any sale or other disposition of the Leased Real Property and Owned Real Property or any portion thereof in lieu of condemnation.
     4.09 Tax Matters. Except as set forth on the Taxes Schedule:
     (a) The Company and its Subsidiaries have properly prepared and filed all federal income Tax Returns and all other material Tax Returns which are required to be filed by them, and all such Tax Returns (including information provided therein) are true, complete and correct in all respects. All Taxes owed by the Company and its Subsidiaries (whether or not shown as owing by the Company and its Subsidiaries on any Tax Return, have been fully and timely paid. The provision for Taxes on the Latest Balance Sheet is sufficient for all accrued and unpaid Taxes as of the date thereof and since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any Tax liabilities other than Taxes incurred in the ordinary course by the Company and its Subsidiaries. All Taxes which the Company or any of its Subsidiaries is or has been obligated to withhold from amounts owing or paid to any employee, independent contractor, stockholder, creditor or third party have been fully paid to the appropriate Governmental Entity in compliance with all Tax withholding and remitting provisions of applicable Laws or properly accrued for all periods ending on or before the Closing Date and the Company and its Subsidiaries have complied in all respects with all Tax information reporting provisions of all applicable Laws.
     (b) There are no pending audits or similar examinations or proceedings with respect to any Taxes due from or with respect to the Company and its Subsidiaries. No

Governmental Entity has given notice of any intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and no claim has been made by any Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the Financial Statements.
     (c) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request by any Governmental Entity for any such waiver or extension is currently pending.
     (d) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.
     (e) To the Company’s knowledge, neither it nor any of its Subsidiaries has (A) participated in a reportable transaction within the meaning of Treas. Reg. §1.6011-4 (or any similar provision of state, local or foreign Tax law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax law), and (ii) if there was not “substantial authority” for such position, has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax law).
     (f) There are no material Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.
     (g) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation, indemnification or similar agreement, contract or arrangement, (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code or similar provisions of state, local or foreign Tax law, filing consolidated federal income Tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or similar provision of state, local or foreign Tax law, as a transferee or successor, by contract, or otherwise.
     (h) Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, Section 108(i) of the Code, intercompany transaction or excess loss account under Section 1502 of the Code and the Treasury Regulations promulgated thereunder, or comparable provisions of state, local or foreign Tax law.

     (i) Any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS, which adjustment is required to be reported by the Company or its Subsidiaries to the appropriate state, local, or foreign Governmental Entities, has been so reported.
     (j) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of its Subsidiaries is a party to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity.
     (k) This Section 4.09 constitutes the sole and exclusive representations and warranties of the Company with respect to Taxes related to the Company or any of its Subsidiaries or this Agreement.
     4.10 Contracts and Commitments
     (a) The Contracts Schedule sets forth a correct and complete list of the following Contracts as of the date hereof (the Contracts within any of the following categories whether or not set forth on such list, the “Company Contracts”) (other than any Contract set forth on the Employee Benefits Schedule and Insurance Schedule, each of which are not Company Contracts):
          (i) collective bargaining agreement or contract with any labor union;
          (ii) all bonds, notes, debentures, loan or credit agreements or loan commitments, indentures, mortgages, guarantees, pledges or other Contracts evidencing or governing Indebtedness or placing a Lien on any assets;
          (iii) all exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contracts, or any other interest rate or foreign currency protection Contract;
          (iv) all limited liability company agreements, partnership, joint venture or other similar agreements or arrangements other than any such limited liability company, partnership or joint venture that is a wholly-owned Subsidiary;
          (v) all leases or other agreements under which the Company or any of its Subsidiaries is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $250,000;
          (vi) all leases or other agreements under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $250,000;
          (vii) all Contracts or group of related Contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a selling price in excess of $250,000;

          (viii) all Contracts or group of related Contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $250,000;
          (ix) all Contracts that purport to limit or restrict the Company or any of its Subsidiaries or its Affiliates from (A) engaging in any line of business or (B) competing with any Person or operating in any location;
          (x) all Contracts with Governmental Entities;
          (xi) all Contracts for capital expenditures requiring the payment by the Company or any of its Subsidiaries of an amount in excess of $500,000 individually or $1,000,000 in the aggregate;
          (xii) all Contracts granting to any Person (other than the Company or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of the Company or its Subsidiaries;
          (xiii) all Contracts with Material Customers that contain most favored nation or other similar provisions with any third party requiring that a third party be offered terms or concessions at least as favorable to those offered to one or more other Persons;
          (xiv) all Contracts entered into since March 31, 2004, or not yet consummated, involving the sale or purchase of substantially all of the assets or capital stock of any Person, or a merger, consolidation, business combination or similar extraordinary transaction;
          (xv) any acquisition Contract pursuant to which the Company or any of its Subsidiaries has “earn-out” or other contingent payment obligations;
          (xvi) all Contracts under which the Company or any of its Subsidiaries is the licensor or licensee of material Intellectual Property rights (except Contracts for commercially available off-the-shelf software);
          (xvii) all Contracts involving any resolution of settlement of any actual or threatened Action or other dispute with a value of greater than $1,000,000;
          (xviii) all Contracts (other than those described in subsections (i) through (xvii) of this Section 4.10(a)), in each case, involving annual consideration payable to or from the Company or any of its Subsidiaries of an amount reasonably likely to exceed $1,000,000; and
          (xix) any Contract or commitment to enter into any one of the foregoing.
     (b) Correct and complete copies of all Company Contracts, including all amendments, modifications and supplements thereof, have been provided to the Purchaser. Each Company Contract is valid, binding and enforceable in accordance with its terms with respect to the Company or any of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party to such Company Contracts. Except as set forth on the Contracts Schedule,

(i) there is no existing default or breach of the Company or any of its Subsidiaries, as applicable, under any Company Contract, and to the knowledge of the Company, there is no default by any other party to any Company Contract and (ii) no counterparty to any Company Contract has, to the knowledge of the Company, threatened or intends not to fully perform its obligations under any Company Contract or to terminate or seek to materially modify any Company Contract.
     4.11 Customers and Suppliers.
     (a) The Customers Schedule sets forth a true and complete list, by dollar volume paid for the twelve (12) months ended December 31, 2009, of the twenty (20) largest customers of the Company and its Subsidiaries (the “Material Customers”). Since January 1, 2009, no Material Customer (i) has threatened to cancel or otherwise terminate or, to the knowledge of the Company, intends to cancel or otherwise terminate, the relationship of such Person with the Company or its Subsidiaries or (ii) has decreased materially or threatened to decrease or limit materially or, to the knowledge of the Company, intends to modify materially its relationship with the Company or its Subsidiaries or intends to decrease or limit materially, its usage or purchase of the services or products of the Company or its Subsidiaries. To the knowledge of the Company, the consummation of the Merger and the other transactions contemplated by this Agreement will not adversely affect, in any material respect, the relationship of the Company or its Subsidiaries with any Material Customers.
     (b) The Vendors Schedule sets forth a true and complete list, by dollar volume paid for the twelve (12) months ended December 31, 2009, of the ten (10) largest vendors to the Company and its Subsidiaries (the “Material Vendors”). Since January 1, 2009, no Material Vendor (i) has threatened to cancel or otherwise terminate, or to the knowledge of the Company, intends to cancel or otherwise terminate, the relationship of such Person with the Company or its Subsidiaries or (ii) has decreased materially or threatened to decrease or limit materially or, to the knowledge of the Company, intends to modify materially its relationship with the Company or its Subsidiaries or intends to decrease or limit materially, its provision of services or products to the Company or its Subsidiaries. To the knowledge of the Company, the consummation of the Merger and the other transactions contemplated by this Agreement will not adversely affect, in any material respect, the relationship of the Company or its Subsidiaries with any Material Vendors.
     4.12 Intellectual Property. All of the registered and material unregistered Intellectual Property owned by the Company and/or its Subsidiaries (collectively, “Company Intellectual Property”) are set forth on the Intellectual Property Schedule. All of the registrations, issuances and applications set forth on the Intellectual Property Schedule are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. The Company or one of its Subsidiaries owns and possesses all right, title and interest in and to the Company Intellectual Property free and clear of all Liens. Except as set forth on the Intellectual Property Schedule: (i) the Company and/or its Subsidiaries, as the case may be, own all right, title and interest in and to, or have the right to use, the material Intellectual Property reasonably necessary for the operation of the Company’s and its Subsidiaries’ respective businesses as presently conducted; (ii) neither the Company nor any of its Subsidiaries has received any written notices of, and no claim or Action is pending that alleges, any infringement or misappropriation from any third party within the past twelve (12) months with respect to Intellectual Property; (iii) neither the Company nor any of its Subsidiaries is currently infringing or misappropriating the Intellectual Property of any other Person in any material respect; and (iv) to the knowledge of the Company, no third party is infringing or misappropriating the Company Intellectual Property in any material respect. To the Company’s knowledge, all software material to the business of the Company and its Subsidiaries (i) performs in material conformance with its documentation (if any), (ii) is free from any material software defect, and (iii) does not contain any viruses or software routines designed to permit unauthorized access or to disable any critical computers, systems or computer software, in each case of clauses (i) through (iii), except where such performance, defect, virus or routine has not had and would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. The representations and warranties set forth in this Section 4.12 and, with respect to Intellectual Property licensees in Section 4.10(a)(xvi) (Contracts and Commitments) are the only representations and warranties being made by the Company in this Agreement with respect to Intellectual Property, including with respect to infringement, misappropriation or other violation of any Intellectual Property of any Person.
     4.13 Litigation. The Litigation Schedule sets forth a correct and complete list of (a) all Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any property of any of them, or any of the directors and officers of the Company in their capacity as such and (b) all judgments, decrees, injunctions, rules or orders of any court or arbitration panel to which the Company or any of its Subsidiaries is subject.
     4.14 Product Warranties. Except as set forth on the Warranty Schedule, there are no claims outstanding against the Company or any of its Subsidiaries in excess of $250,000 individually or $500,000 in the aggregate to return products by reason of alleged overshipments, early or late shipments, defective delivery, defective merchandise or otherwise. The Warranty Schedule lists all product warranty and product liability claims in excess of $250,000 that have been asserted against the Company or any of its Subsidiaries within the preceding five (5) years, indicating for each claim whether it has been resolved or remains outstanding and, if resolved, the manner and cost of resolution.
     4.15 Governmental Consents, etc. The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of the State of the State of Delaware, (iii) applicable requirements, if any, under federal or state securities or “blue sky” Laws and (iv) as set forth on the Governmental Consents Schedule.
     4.16 Employee Benefit Plans.
     (a) Section (a) of the Employee Benefits Schedule sets forth a true and complete list of each “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material employee benefit plan, program, agreement or arrangement, whether or not subject to ERISA, including each pension, profit-sharing, savings, retirement, employment, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, other than any Non-U.S. Plan, that is (i) sponsored, maintained or contributed to by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or (ii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise (the “U.S. Plans”). Each material employee benefit plan, program, agreement or arrangement which is sponsored or maintained by the Company or any of the Company’s Subsidiaries that are organized outside the United States shall hereinafter be referred to as “Non-U.S. Plans.” Each U.S. Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received a favorable determination letter from the Internal Revenue Service (“IRS”) or is in the form of a prototype plan with respect to which the IRS has issued a favorable opinion letter, in each case, to the effect that the U.S. Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification. Each U.S. Plan has been established and administered in all material respects in accordance with its terms and the requirements of the Code, ERISA and other applicable Laws.
     (b) With respect to each U.S. Plan, (i) all material required contributions have been made or properly accrued, (ii) there are no Actions, suits or claims pending, or to the Company’s knowledge, threatened, other than routine claims for benefits, except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, (iii) there have been no non-exempt and uncorrected “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as determined under ERISA) that would result in a material liability to the Company or any of its Subsidiaries and (iv) all material reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the Department of Labor or any other governmental authority, or to the participants or beneficiaries of such Plan, have been filed or furnished on a timely basis. No event has occurred and no condition exists that would, either directly or by reason of the affiliation of the Company or any of its Subsidiaries with any other Person which, together with the Company or any of its Subsidiaries would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (each an “ERISA Affiliate”), subject the Company or any of its Subsidiaries to any material Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code, or other applicable Laws. Each U.S. Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) for any service provider to either the Company or its Subsidiaries (i) complies with the requirements of Section 409A of the Code and the regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations or other IRS guidance, and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treas. Reg. §1.409A-6(a)(4)) since October 3, 2004.

     (c) With respect to each U.S. Plan, the Company has furnished to the Purchaser, or provided the Purchaser with access to, the most recent copies of the following documents (as applicable): (i) U.S. Plan document, (ii) summary plan description, (iii) determination letter received from the IRS, (iv) IRS Form 5500 annual report and (v) actuarial report.
     (d) Neither the Company nor any of its Subsidiaries or ERISA Affiliates maintains, sponsors, contributes to or has in the past six (6) years sponsored, maintained, contributed to or has any current or contingent liability with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA), plan subject to Section 412 of the Code or Section 302 of ERISA, or “multiemployer plan” (as defined in Section 3(37) of ERISA). None of the U.S. Plans is subject to Title IV of ERISA. Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any current or former employees of the Company or any of its Subsidiaries, except as may be required under Section 4980B of the Code.
     (e) Except as set forth on section (e) of the Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will cause or result in (either alone or in combination with another event) (i) the acceleration of vesting in, or timing of payment of, any compensation or benefits under any Plan or otherwise materially accelerate or increase any obligation under any Plan, (ii) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (iii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee of the Company or any of its Subsidiaries, (iv) any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any of the Plans or (v) the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.
     (f) To the Company’s knowledge, each Non-U.S. Plan required to have been approved by any foreign governmental authority has been so approved, no such approval has been revoked (nor, to the Company’s knowledge, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto. To the Company’s knowledge, each Non-U.S. Plan has been administered and maintained in all material respects in compliance with its terms and applicable Laws.
     (g) This Section 4.16, together with Section 4.22 (Employees), constitute the sole and exclusive representations and warranties of the Company with respect to employee benefits related to the Company or any of its Subsidiaries.
     4.17 Compliance with Laws. The Company and each of its Subsidiaries is in material compliance with all applicable Laws and regulations of foreign, federal, state and local governments and all agencies thereof and there is no investigation or review pending or, to the knowledge of the Company, threatened with respect to a material violation of any applicable Laws. Notwithstanding the foregoing, no representations and warranties are being made under this Section 4.17 with respect to subject matters addressed in any other section of this ARTICLE IV, including with respect to Taxes, Intellectual Property, litigation, environmental and employee benefits matters.
     4.18 Environmental Matters. Except as set forth on the Environmental Matters Schedule:
     (a) The Company and its Subsidiaries are and have been in material compliance with all Environmental Laws, except for such instances of noncompliance as have been fully and finally resolved.
     (b) The Company and its Subsidiaries have obtained and possess all Environmental Permits required in connection with owning or operating their properties or for their operations, the Company and its Subsidiaries are and for the past three years have been in material compliance with such Environmental Permits and all such Environmental Permits are in full force and effect and are transferrable in connection with the transactions contemplated hereby.
     (c) There are no events, conditions or circumstances, including, without limitation, the presence of pollutants or contaminations at any Owned Real Property or Leased Real Property, that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries pursuant to Environmental Laws.
     (d) Neither the Company nor any Subsidiary is subject to any Action arising under Environmental Laws, including any investigatory, remedial or corrective obligation, relating to the Company, its Subsidiaries or their facilities and arising under Environmental Laws, which has not been fully resolved.
     (e) This Section 4.18 constitutes the sole and exclusive representations and warranties of the Company with respect to matters arising under Environmental Laws.
     4.19 Affiliated Transactions. Except as set forth on the Affiliated Transactions Schedule, no officer, director, Stockholder or Affiliate of any of the foregoing or the Company or, to the Company’s knowledge, any individual in such officer’s, director’s or Stockholder’s immediate family is a party to or otherwise has any interest or benefit in any agreement, contract, commitment or transaction with the Company or its Subsidiaries or has any material interest in any property used by the Company or any of its Subsidiaries.
     4.20 Insurance. A true and complete list of all insurance policies (“Insurance Policies”) carried by, or for the benefit of, the Company or any of its Subsidiaries, specifying the insurer, the amount of and nature of coverage and the date through which coverage shall continue by virtue of premiums already paid is set forth on the Insurance Schedule. All Insurance Policies are in full force and effect and are valid, outstanding and enforceable, and all premiums due thereon have been paid in full. The Company has not received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering the Company or its Subsidiaries relating to the cancellation or nonrenewal of existing policies or binders. Each of the Company and its Subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. The Company has made available to Purchaser loss-runs for the last three (3) years in respect of the Company and its Subsidiaries. All proceedings listed on the Litigation Schedule have been timely reported to all applicable insurance carriers.
     4.21 Brokerage. Except for the fees and expenses of Barclays Capital Inc. (which shall be paid by the Company at the Closing and shall be deemed a Transaction Expense if not so paid by the Company prior to Closing), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any Seller or the Company.
     4.22 Employees.
     (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, material employee disruptions or unfair labor practices claims. Neither the Company nor any of its Subsidiaries has committed any material unfair labor practice. Neither the Company nor any of its Subsidiaries has received written notice of pending or threatened changes of employment status with respect to (including resignation of) any employee member of the senior management team of the Company or its Subsidiaries listed on the Employees Schedule. To the Company’s knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union or other organized labor with respect to employees of the Company or any of its Subsidiaries. No individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer. Neither the Company nor any of its Subsidiaries is, or has been, in material violation of any applicable Laws, including all such Laws relating to terms and conditions of employment, labor relations, wages and hours, equal employment opportunities, fair employment practices, immigration, and occupational health and safety.
     (b) There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101 et seq.) and any similar state or local laws (collectively, “WARN”)) with respect to the Company or any of its Subsidiaries within the past 6 months. Neither the Company nor any of its Subsidiaries has incurred any liability under WARN that remains unsatisfied.
     4.23 No Other Representations or Warranties. Except as expressly set forth in this ARTICLE IV, the Company makes no representation or warranty, express or implied, at law or in equity, in respect of the Company or any of its Affiliates or any of their respective assets, liabilities or operations, on which the Purchaser or the Merger Sub may rely, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
     The Purchaser represents and warrants to the Sellers and the Company as of the date of this Agreement and as of the Closing Date that:
     5.01 Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement, the Transaction Documents and the transactions contemplated by this Agreement and perform its obligations hereunder and thereunder, except where the failure to be so qualified has not had and would not, individually or in the aggregate, have a material and adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Transaction Documents. The Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and the Transaction Documents and perform its obligations hereunder and thereunder, except where the failure to be so qualified has not had and would not, individually or in the aggregate, have a material and adverse effect on the Merger Sub’s ability to consummate the transactions contemplated by this Agreement and the Transaction Documents.
     5.02 Authorization. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Purchaser and the Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been and as of the Closing Date, the other Transaction Documents shall be, duly executed and delivered by the Purchaser and Merger Sub and assuming that this Agreement and the other Transaction Documents are a valid and binding obligation of the Company, this Agreement and the other Transaction Documents constitute at Closing a valid and binding obligation of the Purchaser and the Merger Sub, enforceable in accordance with its terms.
     5.03 No Violation. Neither the Purchaser nor the Merger Sub is subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Laws, or any agreement or instrument, or any license, franchise or Permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser’s or the Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
     5.04 Governmental Authorities; Consents. The execution and delivery by the Purchaser and the Merger Sub of this Agreement do not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for the applicable requirements of the HSR Act, (ii) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of the State of the State of Delaware and (iii) applicable requirements, if any, under federal or state securities or “blue sky” Laws.

     5.05 Litigation. There are no Actions pending or, to the Purchaser’s knowledge, overtly threatened against or affecting the Purchaser or the Merger Sub at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would reasonably be expected, individually or in the aggregate, to materially impair the Purchaser’s or the Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby. The Purchaser is not subject to any outstanding judgment, order or decree of any court or Governmental Entity.
     5.06 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or the Merger Sub.
     5.07 Investment Representation. The Purchaser is acquiring the Company Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. The Purchaser is an “accredited investor” as defined in Regulation D under the Securities Act. The Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Company Stock. The Purchaser acknowledges that the Company Stock has not been registered under the Securities Act, or any state or foreign securities laws and that the Company Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act, and the Company Stock is registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act, and any applicable state or foreign securities laws.
     5.08 Financial Capacity.
     (a) Subject to the receipt of the Financings, the Purchaser (i) shall have at the Closing sufficient cash to make payment of all amounts to be paid by it hereunder on and after the Closing Date and (ii) affirms that it is not a condition to Closing or any of its other obligations under this Agreement that the Purchaser and/or Merger Sub obtain financing for or in connection with any of the transactions contemplated by this Agreement.
     (b) The Purchaser has delivered to the Company true and correct copies of (a) an executed equity commitment letter to the Purchaser from the Guarantors (the “Equity Commitment Letter”) and (b) an executed debt commitment letter, including the fee letter and engagement letter, to the Purchaser from Barclays Capital, Morgan Stanley Senior Funding, Inc., GE Capital Markets, Inc. and General Electric Capital Corporation (collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”); provided, that the Purchaser has delivered redacted copies of the fee letter and engagement letter to the Company. The amounts to be provided pursuant to the Equity Commitment Letter are hereinafter referred to as the “Equity Financing” and the amounts to be provided pursuant to the Debt Commitment Letter are hereinafter referred to as the “Debt Financing”, which, together with the Equity Financing, shall hereinafter be referred to as the

“Financings”. As of the date hereof, the Commitment Letters, in the form so delivered, are valid (assuming due authorization, execution and delivery by the other parties thereto) and in full force and effect, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general principles of equity. Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Commitment Letters. Purchaser and Merger Sub have fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid by them on or prior to the date of this Agreement. As of the date hereof and assuming the truth and accuracy of the representations set forth in ARTICLE IV (Representations and Warranties of the Company), no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or Merger Sub, and to the knowledge of Purchaser, any other parties thereto, under the Commitment Letters.
     5.09 Guaranty. Concurrently with the execution of this Agreement, Purchaser has delivered to the Company the Limited Guaranty executed by the Guarantors. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantors, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.
     5.10 Purpose. The Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Prior to the date hereof, the Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. The Merger Sub is a wholly owned Subsidiary of the Purchaser.
     5.11 No Other Representations or Warranties. Except as expressly set forth in this ARTICLE V, Purchaser makes no representation or warranty, express or implied, at law or in equity, in respect of Purchaser or any of its Affiliates or any of their respective assets, liabilities or operations, on which the Company or the Stockholders may rely, and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE VI
COVENANTS OF THE COMPANY
     6.01 Conduct of the Business.
     (a) Except as otherwise contemplated by this Agreement or as consented to in writing by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), from the date hereof until the Closing Date, the Company shall use its reasonable efforts to conduct its business and the businesses of its Subsidiaries in the ordinary course of business consistent with past practice; use reasonable efforts to maintain its tangible assets and properties in good working condition and repair, subject to ordinary wear and tear; use its reasonable efforts to preserve in all material respects its current relationships with customers, employees, suppliers and other Persons with which the Company or its Subsidiaries have material business relations; and use reasonable efforts to preserve the goodwill and ongoing operations of the business.
     (b) Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as otherwise contemplated by this Agreement or consented to in writing by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company hereby agrees that the Company shall not, and shall not permit any of its Subsidiaries to:
          (i) issue, sell, pledge, encumber or deliver any shares of capital stock (or options or other securities convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock);
          (ii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of such shares, except for dividends and distributions by a wholly-owned Subsidiary of the Company to another wholly-owned Subsidiary of the Company or to the Company;
          (iii) amend the certificate of incorporation or bylaws (or equivalent governing documents) of the Company or its Subsidiaries;
          (iv) except as provided in Section 2.04 (Investment Transactions), make any redemption, purchase or otherwise acquire for any consideration any outstanding shares of its capital stock or securities carrying the right to acquire or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock;
          (v) make any loans or advances of borrowed money or capital contributions to, or equity investments in, any other Person, other than the extension of trade credit to customers and suppliers in the ordinary course of business consistent with past practice;
          (vi) create any Subsidiary or make any acquisition or disposition of stock;
          (vii) buy, sell, lease, assign, transfer, or otherwise acquire or dispose of, pledge or encumber property or assets or equity interests with a value in excess of $500,000 of any Person, business or division, except (a) acquisitions or dispositions of inventory and equipment in the ordinary course of business consistent with past practice, or (b) non-exclusive licenses of Intellectual Property in the ordinary course consistent with past practice;
          (viii) enter into or adopt a plan or agreement of recapitalization, reorganization, merger or consolidation, or adopt a plan or complete or partial liquidation or dissolution;
          (ix) (A) create, grant, assume or suffer to be incurred any Lien (other than Permitted Liens) of any kind on any of its properties or assets or (B) make any commitment for any capital expenditure to be made on or following the date hereof other than capital expenditures that are not in excess of those forecasted in the Company’s current operating budget previously provided to the Purchaser or fail to make any capital expenditure in the ordinary course of business or within the time period contemplated by such budget;
          (x) amend the terms of the 11.6% Junior Subordinated Notes of the Company with a principal value of $105.4 million issued pursuant to the Indenture, dated as of September 5, 1997, between the Company and The Bank of New York;
          (xi) amend, renew or terminate, or agree to a release, waiver, modification or termination of, any Company Contract (other than terminations of Company Contracts as a result of the expiration of the term of such Company Contract);
          (xii) except for the sale of inventory in the ordinary course of business, (A) sell, assign, transfer, lease or otherwise dispose of, or agree to sell, assign, transfer, lease or otherwise dispose of, any material assets or (B) acquire, sell, assign, transfer, lease or otherwise dispose of any real property or any interest in real property;
          (xiii) lease, license, or otherwise grant to any other Person or parties the right to use or occupy any portion of the Owned Real Property or Leased Real Property other than in the ordinary course of business or as a result of the expiration of such leases;
          (xiv) amend, renew, or terminate any Real Property Lease;
          (xv) hire or terminate any employee with a title of director or higher, or enter into, amend, adopt, terminate, increase the payments to or benefits under, or supplement any Plan or other employment, severance, retirement, employee benefits, profit-sharing, bonus, deferred compensation, savings, insurance, pension, or other agreement or plan, or make any change in the compensation, severance or termination benefits payable or to become payable to any employees of the Company and its Subsidiaries (other than planned annual increases in the rates of compensation in the ordinary course of business consistent with past practice);
          (xvi) amend or renew, or agree to a release, waiver or modification of, an agreement, or enter into a new transaction or agreement, with an Affiliate;
          (xvii) cancel, reduce or allow to lapse any insurance covering the Company or any of its Subsidiaries so long as such insurance remains available on commercially reasonable terms;
          (xviii) change any of its Tax or accounting principles, methods or practices other than as required by GAAP or by applicable Law;
          (xix) settle, cancel, fail to prosecute, dismiss or otherwise waive any material rights of the Company or any of its Subsidiaries against Hy-Ko Products Company or otherwise commence any Action or cancel, waive or settle any claims or rights in excess of $500,000 related to the Company or any of its Subsidiaries or settle or compromise any Action involving potential losses (as determined by the Company in good faith) in excess of $250,000; and

          (xx) commit, authorize or agree to take any action, as applicable, in contravention of any of the foregoing.
     6.02 Notification. From the date hereof until the Closing Date, if the Company determines there has been a Material Adverse Effect, the Company shall notify the Purchaser in writing describing in reasonable detail the facts, events or circumstances that constitute a Material Adverse Effect (the “MAE Event” and such notice, the “MAE Notice”). The Purchaser may terminate this Agreement by delivering a termination notice within five (5) Business Days after the receipt of the MAE Notice (an “Update Termination Notice”). Notwithstanding any provision in this Agreement to the contrary, unless the Purchaser provides the Company and the Representative with an Update Termination Notice within such five (5)-Business Day period pursuant to this Section 6.02, the Purchaser shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 3.01(a) with respect to the disclosure of the MAE Event(s) set forth in the MAE Notice.
     6.03 Access to Books and Records. Subject to Section 6.08 (Financings), from the date hereof until the Closing Date, the Company shall, and shall cause its Subsidiaries and their respective officers, directors, employees, counsel, accountants, representatives and agents to, provide the Purchaser, its financing sources and their respective representatives (the “Purchaser’s Representatives”) with reasonable access at all reasonable times and upon reasonable notice to the executive officers, offices, properties, Contracts, books, records and other information (including Tax Returns filed and those in preparation) of the Company and shall cause the Company’s officers to furnish to the Purchaser and the Purchaser’s Representatives, as promptly as reasonably practicable, all reasonably available financial, technical and operating data and other information pertaining to the Company or any of its Subsidiaries reasonably requested to facilitate consummation of the transactions contemplated hereby.
     6.04 Regulatory Filings. In furtherance of Section 6.05 (Conditions; Consents; Other Authorizations), the Company shall, as soon as reasonably practicable and in no event more than 10 days following the date hereof, make or cause to be made all filings and submissions required under the HSR Act and any other material Laws applicable to the Company and its Subsidiaries for the consummation of the transactions contemplated herein. The Company shall supply promptly any non-privileged information and documentary material that may be requested by any Governmental Entity (including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission) pursuant to the HSR Act, and shall coordinate and reasonably cooperate with the Purchaser in connection with any filing under applicable antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. In addition, the Company shall (i) use its reasonable efforts comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities in connection with such filings, (ii) use reasonable efforts to cause the filings under the HSR Act to be considered for grant of “early termination,” and (iii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith.

     6.05 Conditions; Consents; Other Authorizations. The Company shall use reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement, (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Entities and, to the extent material to the Company’s business, other third parties, in each case that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Company to consummate the transactions contemplated by this Agreement and (iv) cause the conditions set forth in Section 3.01 (Conditions to the Purchaser’s and the Merger Sub’s Obligations) to be satisfied.
     6.06 Exclusive Dealing. Except in connection with any exercise of Options existing as of the date hereof, the transactions contemplated by Section 2.04 (Investment Transactions) or any communication to any of the Sellers regarding the transaction contemplated by this Agreement, during the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 8.01 (Termination), the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage, or engage in discussions or negotiations of any type, directly or indirectly, or provide any information or assistance to, any Person (other than the Purchaser and its permitted assigns) concerning any purchase of any shares of the Company Stock or any merger, sale of a significant portion of the assets of the Company and its Subsidiaries, or the liquidation, winding-up, dissolution, recapitalization or similar extraordinary transaction with respect to the Company or any of its Subsidiaries (each, an “Acquisition”). Immediately following the execution of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition. Until this Agreement is terminated by its terms, the Company shall notify the Purchaser immediately in writing if any Person makes any proposal, offer, inquiry or contact with respect to any Acquisition and shall provide the Purchaser with the terms and a copy thereof.
     6.07 Tax Matters. From the date hereof until the Closing Date, except as otherwise contemplated by this Agreement, required by applicable law or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to:
     (a) prepare, in the ordinary course of business and consistent with past practice, and timely file (taking into account extensions of time to file) all Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”);
     (b) consult with the Purchaser with respect to all Post-Signing Returns that are Income Tax Returns and deliver drafts of such Post-Signing Returns that are Income Tax Returns to the Purchaser no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Returns that are Income Tax Returns are required to be filed;

     (c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;
     (d) properly reserve (and reflect such reserve in its books and records and financial statements), in accordance with past practice and in the ordinary course of business, for all Taxes payable by it (or them) for which no Post-Signing Return is due prior to the Closing Date;
     (e) promptly notify the Purchaser of any federal, state, local or foreign income or franchise and any Actions pending or threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter and not settle or compromise any such Tax matter or Action;
     (f) not make or revoke any election with regard to material Taxes or file any material amended Tax Returns;
     (g) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to Tax laws or regulatory accounting requirements or GAAP; and
     (h) terminate all Tax Sharing Agreements to which the Company or any of its Subsidiaries is a party such that there is no further liability thereunder other than any Tax Sharing Agreements solely among the Company and any of its Subsidiaries.
     6.08 Financings.
     (a) As soon as reasonably practicable, the Company shall provide to the Purchaser and shall cause its officers and employees and shall use its reasonable efforts to cause its advisors to provide to the Purchaser, such cooperation as may be reasonably requested and is generally customary for debt financings of the type contemplated by the Debt Commitment Letter by the Purchasers in connection with the arrangement and obtainment of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company), including:
          (i) participation in meetings, drafting sessions, road show presentations, bank presentations, rating agency presentations and due diligence sessions at times and locations to be mutually agreed and after reasonable notice;
          (ii) furnishing as promptly as reasonably practicable the Purchaser and its Affiliates and its financing sources with financial and other pertinent information regarding the Company within the Company’s possession as may be reasonably requested by the Purchaser;
          (iii) assisting with the preparation of offering and syndication documents, including authorization letters, prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency presentations, business projections and similar documents and materials, in connection with the Debt Financings;

          (iv) preparation, review and provision of the following historical financial statements required for the offering documents for the Debt Financing (A) audited annual financial statements (statements of income, cash flow statements, statements of stockholder equity for the 2007, 2008 and 2009 fiscal years and balance sheets as of December 31, 2008 and 2009) and notes thereto of the Company and its Subsidiaries and (B) unaudited interim financial statements for the three months ended months ended April 3, 2010 and April 4, 2009. The periods presented in the financial statements described in (A) and (B) above shall be updated by the Company (or its accountants) for the periods required in order for such information to comply with applicable requirements of Regulation S-X with respect to the staleness of such information. Collectively, all of the items described above in this clause (iv) are referred to in this Agreement as the “Debt Financing Historical Financial Information.” All of the financial statements described in (A) and, (B) above shall be prepared in accordance with GAAP and shall comply in all material respects with Regulation S-X as in effect from time to time for such financial statements if they were to be included in a Registration Statement on Form S-1 of the Company relating to debt securities and related guarantees issued by the Company;
          (v) cooperating in the preparation of pro forma financial information (and notes thereto) for the Company (including by providing supplemental historical information and assisting and advising in the calculation of all necessary allocations), prepared in accordance with Article 11 of Regulation S-X, giving pro forma effect to the transactions contemplated by this Agreement and the financing and other transactions related thereto, including (A) a pro forma balance sheet as of each of December 31, 2009 and April 3, 2010 and (B) pro forma income statements for each of the year ended December 31, 2009 and the three months ended April 3, 2010. The financial information described above in this clause (v) is referred to in this Agreement as the “Debt Financing Pro Forma Financial Information.” The Debt Financing Pro Forma Financial Information shall be updated for the periods required in order for such information to comply with applicable requirements of Regulation S-X with respect to the staleness of such information;
          (vi) to the extent the Company is solvent, providing and executing a certificate of the Chief Financial Officer of the Company with respect to solvency matters;
          (vii) using reasonable efforts to facilitate the pledging of collateral (which shall only be effective at the Closing);
          (viii) using reasonable efforts to cause the independent auditor of the Company to provide any opinions, consents or comfort letters with respect to the Debt Financing Historical Financial Information that are, in each case, reasonably customary for offerings conducted under Rule 144A of the Securities Act of 1933, as amended (in the case of a Debt Financing that takes the form of an offering conducted under Rule 144A); and
          (ix) providing (or causing to be provided) unaudited financial information of the Company, for the 2005 and 2006 fiscal years, sufficient for the preparation of selected financial data for those fiscal years complying with Item 301 of Regulation S-K (the “Selected Financial Information”). The Selected Financial Information shall be prepared in accordance with GAAP and shall comply in all material respects with Regulation S-X as in effect from time to time for such financial information if they were to be included in a Registration Statement on Form S-1 of the Company, relating to debt securities and related guarantees issued by the Company.
     (b) The Company shall not be required to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financings or any of the foregoing that would be effective prior to the Closing. The Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.08 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith except with respect to any information prepared or provided by the Company or any of its Subsidiaries or any of their respective representatives or to the extent such losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective representatives, and the foregoing obligations shall survive the termination of this Agreement. All material non-public information provided by the Company or any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.08 shall be kept confidential in accordance with the Confidentiality Agreement, except that the Purchaser and Merger Sub shall be permitted to disclose such information to the sources of its Financings and other potential sources of capital, rating agencies and prospective lenders, purchasers of indebtedness and other investors during syndication of the Debt Financing or road show conducted for the purposes of marketing the Debt Financing.
     6.09 Affiliate Transactions. At the Closing, any and all Contracts set forth on and marked with an asterisk on the Affiliated Transactions Schedule between or for the benefit of the Company, on the one hand, and one or more of its Affiliates (including the Stockholders), on the other hand, shall be terminated in full effective as of the Closing Date (such termination to be effected to provide that the Purchaser, the Company and their Affiliates will not have any liability following the Closing Date).
     6.10 Stub Period Financial Statements. Between the date of this Agreement and the Closing Date, the Company shall cause to be delivered to the Purchaser month-end financial statements for the Company, prepared from the books and records of the Company in accordance with GAAP and consistent with past practices, consistently applied, within fifteen (15) Business Days of the end of the applicable month.
ARTICLE VII
COVENANTS OF THE PURCHASER
     7.01 Access to Books and Records. From and after the Closing, upon reasonable advance notice, the Purchaser shall, and shall cause the Surviving Corporation to, provide the Representative, the Sellers and their agents with reasonable access (for the purpose of examining and copying), during normal business hours, without unreasonably interfering with the operation of the business of the Company and its Subsidiaries, to the employees, offices, books and records of the Company and its Subsidiaries with respect to periods or occurrences on or prior to the Closing Date that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other legal requirements imposed on any Stockholder (including under applicable securities Laws) by a Governmental Entity having jurisdiction over such Stockholder; (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar legal requirements or (iii) to comply with its obligations under this Agreement; provided, however, that in the event that Purchaser or the Company determines that any such provision of information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client or other similar privilege, Purchaser, the Company and the requesting party shall take all reasonable measures (including the execution of customary confidentiality agreements) to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Unless otherwise consented to in writing by the Representative, the Purchaser shall not, and shall not permit the Surviving Corporation or any of its Subsidiaries to, for a period of five (5) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries for any period prior to the Closing Date without first giving reasonable prior notice to the Representative and offering to surrender to the Representative (on behalf of the Sellers) such books and records or any portion thereof which the Purchaser or the Surviving Corporation may intend to destroy, alter or dispose of.
     7.02 Notification. From the date hereof until the Closing Date, the Purchaser shall disclose to the Company and the Representative in writing any material variances from the representations and warranties contained in ARTICLE V (Representations and Warranties of the Purchaser) promptly upon discovery thereof, and the Purchaser shall promptly notify the Company and the Representative if the Purchaser obtains knowledge that any representation and/or warranty of the Purchaser in this Agreement is not true and correct in all material respects.
     7.03 Director and Officer Liability and Indemnification. For the six-year period immediately following the Closing, the Purchaser shall not, and shall not permit the Surviving Corporation or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Surviving Corporation’s or any of its Subsidiaries’ certificate or articles of incorporation or bylaws (or equivalent governing document) relating to the exculpation, indemnification or advancement of expenses of any current or former officers and directors unless required to do so by law, it being the intent of the parties that such Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the law and as otherwise provided for in the provisions of such documents. In addition, the Purchaser shall cause the Surviving Corporation to maintain in effect for the duration of the period of six (6) years commencing on the Closing Date directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s or its Subsidiaries’ liability insurance policies with respect to directors and officers with coverage limits not lower in any respect than, and otherwise on terms no less favorable to the insured parties than, the Company’s or its Subsidiaries’ insurance coverage as in effect on the date hereof; provided, however, that this Section 7.03 shall be deemed to have been satisfied if a prepaid policy or policies (i.e., “tail coverage”) have been obtained by the Company which policy or policies provide directors and officers with the coverage described in this Section 7.03 for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the transactions contemplated by this Agreement. Any prepaid premiums with respect to such “tail coverage” shall be included as a Transaction Expense.
     7.04 Section 4980B Obligations. The Purchaser shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation §54.4980B-9.
     7.05 Regulatory Filings. The Purchaser shall, as soon as reasonably practicable and in no event more than 10 days following the date hereof, make or cause to be made all filings and submissions required under the HSR Act and any other Laws applicable to the Purchaser as may be required of the Purchaser for the consummation of the transactions contemplated herein. The Purchaser shall supply promptly any additional non-privileged information and documentary material that may be requested by any Governmental Entity (including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission) pursuant to the HSR Act, and shall coordinate and reasonably cooperate with the Company in connection with any filing under applicable antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. In addition, the Purchaser shall (i) comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities in connection with such filings, (ii) use reasonable efforts to cause the filings under the HSR Act to be considered for grant of “early termination,” and (iii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith. In addition, the Purchaser shall cooperate in good faith with the Governmental Entities and undertake promptly any and all actions required (including divestiture of its assets) to complete lawfully the transactions contemplated by this Agreement.
     7.06 Conditions; Consents; Other Authorizations. The Purchaser shall use reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement, (ii) cooperate to obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Entities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) cause the conditions set forth in Section 3.02 (Conditions to the Company’s Obligations) to be satisfied.
     7.07 Contact with Customers and Suppliers. Prior to the Closing, the Purchaser and the Purchaser’s Representatives shall contact and communicate with the employees who are not members of senior management, customers and suppliers of the Company and its Subsidiaries in connection with the transactions contemplated hereby only after prior consultation with and with prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the Company’s Chief Executive Officer.

     7.08 Confidentiality. The Purchaser agrees to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, such that the information obtained by any party to this Agreement, or its officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.03 (Access to Books and Records) or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement. The Confidentiality Agreement shall automatically terminate on the Closing Date.
     7.09 Financing.
     (a) The Purchaser shall use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to (i) satisfy on a timely basis all material terms, conditions, material representations and warranties applicable to the Purchaser set forth in the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)) that are within its control, (ii) maintain in effect the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)), negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (or any replacement commitment letter contemplated by Section 7.09(b)) or on other terms acceptable to the Company not less favorable to the Purchaser, not in violation of this Section 7.09(a), and which such other terms (x) would not be reasonably expected to materially delay or prevent the Closing and (y) are not materially less favorable to the Purchaser and Merger Sub with respect to conditionality than the terms in the Debt Commitment Letter in effect as of the date of this Agreement, (iii) subject to the satisfaction of the conditions set forth in Section 3.01 (Conditions to the Purchaser’s and Merger Sub’s Obligations), enforce its rights under the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)) (including in the event that all conditions to the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)) have been satisfied, using its reasonable efforts to cause the lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated herein which shall include taking enforcement action to cause such lenders and the other Persons providing such Debt Financing to fund such Debt Financing except to the extent the Purchaser determines in good faith based on advice of outside counsel that there is no reasonable basis for such action as such concept is used in Rule 11 of the Federal Rules of Civil Procedure), and (iv) subject to the satisfaction of the conditions set forth in Section 3.01 (Conditions to the Purchaser’s and Merger Sub’s Obligations) and conditions to closing set forth in the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)), consummate the Financings at the Closing; provided, however, that if funds in the amounts and on the terms set forth in the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)) become unavailable to the Purchaser on the terms and conditions set forth therein, the Purchaser shall use its reasonable efforts to obtain alternative debt financing (the “Alternative Financing”) to the extent available in amounts and otherwise on terms and conditions no less favorable in the aggregate to the Purchaser than as set forth in the Debt Commitment Letter (or any replacement commitment letter to the extent contemplated by Section 7.09(b)); provided, that if the Purchaser proceeds with Alternative Financing, it shall be subject to the same obligations as set forth in this Section 7.09(a) with respect to the Debt Financing.
     (b) The Purchaser shall keep the Company apprised of material developments relating to the Debt Financing and shall give the Company prompt notice of any material adverse change with respect to such Debt Financing. The Purchaser shall not replace, amend or waive the Debt Commitment Letter or any provision of the fee letter referenced in the Debt Commitment Letter without the Company’s prior written consent if such replacement, amendment or waiver reduces the aggregate amount of the Debt Financing or amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to materially delay or prevent the Closing and the terms are not materially less favorable to the Purchaser and Merger Sub with respect to conditionality than the terms in the Debt Commitment Letter in effect as of the date of this Agreement. The Purchaser shall provide to the Company copies of any commitment letter associated with a replacement Debt Financing or Alternative Financing as well as any amendment or waiver of any debt commitment letter (including the Debt Commitment Letter).
     (c) Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Financing Letter, each of the Purchaser and Merger Sub shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary or advisable to (i) obtain the Equity Financing contemplated by the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter in accordance with its terms, (iii) satisfy on a timely basis all conditions applicable to the Purchaser and Merger Sub set forth in the Equity Commitment Letter that are within its control, (iv) subject to the conditions set forth therein, consummate the Equity Financing contemplated by the Equity Commitment Letter at the Closing, and (v) fully enforce the Guarantors’ obligations (and the rights of the Purchaser and Merger Sub) under the Equity Commitment Letter.
     (d) Neither the Purchaser nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company. The Purchaser shall promptly (and in any event within one (1) Business Day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (ii) any refusal by any Guarantor to provide or any stated intent by any Guarantor to refuse to provide the full financing contemplated by the Equity Commitment Letter.
ARTICLE VIII
TERMINATION
     8.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
     (a) by the mutual written consent of the Purchaser and the Representative (on behalf of the Company);

     (b) by the Purchaser, upon written notice to the other parties hereto, if there has been a material breach by the Company of any covenant, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Purchaser at the Closing and such breach has not been waived by the Purchaser or cured by the Company within ten (10) Business Days after written notice thereof to the Company and the Representative from the Purchaser; provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this clause (b) if at the time of such termination the Purchaser is in breach of any of its representations, warranties, covenants, agreements or obligations hereunder to the extent such breach would cause the conditions set forth in Sections 3.02(a) or 3.02(b) not to be satisfied;
     (c) by the Representative (on behalf of the Company), upon written notice to the other parties hereto, if there has been a material breach by the Purchaser or the Merger Sub of any covenant (including Section 2.01 (The Closing)), representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Company at the Closing and such breach has not been waived by the Representative or cured by the Purchaser within ten (10) Business Days after written notice thereof to the Purchaser by the Representative; provided that the Representative shall not be entitled to terminate this Agreement pursuant to this Section 8.01(c) if at the time of such termination the Company is in breach of any of its representations, warranties, covenants, agreements or obligations hereunder to the extent such breach would cause the conditions set forth in Sections 3.01(a) or 3.01(b) not to be satisfied;
     (d) by the Purchaser, upon written notice to the other parties hereto, if the transactions contemplated hereby have not been consummated on or before August 16, 2010 (the “End Date”); provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 8.01(d) if the Purchaser’s willful breach of this Agreement (including, if applicable, the failure to close on the End Date pursuant to Section 2.01) has proximately caused or resulted in the failure of the Merger to occur on or before the End Date;
     (e) by the Representative (on behalf of the Company), upon written notice to the other parties hereto, if the transactions contemplated hereby have not been consummated on or before the End Date; provided that the Representative shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the Company’s willful breach of this Agreement has proximately caused or resulted in the failure of the Merger to occur on or before the End Date; or
     (f) by the Purchaser, upon sending an Update Termination Notice to the other parties hereto, in the circumstances contemplated by, and only in the event permitted pursuant to, Section 6.02 (Notification).
     8.02 Termination Fee. (a) If this Agreement is validly terminated by the Representative pursuant to Section 8.01 (Termination) other than pursuant to Section 8.01(a) (the section referring to mutual written consent) and at such time of termination (i) the conditions to Closing set forth in Section 3.01 (Conditions to the Purchaser’s and the Merger Sub’s Obligations) (other than those to be satisfied at the Closing itself, which shall be capable of satisfaction as of such date) shall have been satisfied as of the date of termination, (ii) the

Purchaser has failed to consummate the Closing in breach of Section 2.01 (The Closing), (iii) the proceeds of the Debt Financing (or Alternative Financing) are not available to the Purchaser on the terms set forth in the Debt Commitment Letter on the date of termination, and (iv) the Purchaser and Merger Sub are not otherwise in material breach of Section 5.08 (Financial Capacity) or Section 7.09 (Financing) (clauses (i), (ii), (iii) and (iv) collectively, the “Specified Financing Failure Termination Event”), then the Purchaser shall pay to the Company a fee equal to the Financing Failure Termination Fee set forth on the Fee Schedule (the “Financing Failure Termination Fee”) within five (5) Business Days after such termination. The parties hereto acknowledge and agree that the agreement contained in this Section 8.02(a) is an integral part of the transactions contemplated hereby, that without this agreement the parties hereto would not have entered into this Agreement, and that any amount payable pursuant to this Section 8.02(a) does not constitute a penalty but shall constitute liquidated damages to compensate the Company and the Sellers. Payment of the Financing Failure Termination Fee shall be the Company’s sole and exclusive remedy against the Purchaser, Merger Sub and any of their respective former, current and future Affiliates, representatives, shareholders, members, managers, partners, successors and assigns (collectively, the “Purchaser Related Parties”) or any lender participating in the Debt Financing and its Affiliates following a Specified Financing Failure Termination Event. Upon payment of the Financing Failure Termination Fee in accordance with the terms of this Agreement, none of the Company, any Company Subsidiary, the Representative, any Seller or any of their Affiliates shall have any rights or claims against any of the Purchaser Related Parties or any lender participating in the Debt Financing and its Affiliates relating to this Agreement, including under Section 8.04 (Specific Performance), or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, whether at law or equity, in contract (including under the Limited Guaranty), in tort or otherwise, and none of the Purchaser Related Parties or any lender participating in the Debt Financing and its Affiliates shall have any further liability or obligation to the Company, any Company Subsidiary, the Representative, any Seller or any of their Affiliates relating to or arising out of this Agreement or any of the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The parties hereto acknowledge and agree that in no event shall the Purchaser be required to pay the Financing Failure Termination Fee on more than one (1) occasion.
     (b) If this Agreement is validly terminated by the Representative pursuant to Section 8.01 (Termination) other than pursuant to Section 8.01(a) (the section referring to mutual written consent) (i) as a result of the Purchaser’s failure to comply in all material respects with Section 5.08 (Financial Capacity) and Section 7.09 (Financings) and at such time, the Company is not in breach of any representation, warranty, covenant or other agreement of the Company set forth in this Agreement to the extent that such breach would cause the conditions set forth in Sections 3.01(a) or 3.01(b) not to be satisfied, or (ii) (A) the conditions to the Closing set forth in Section 3.01 (Conditions to the Purchaser’s and the Merger Sub’s Obligations) shall have been satisfied (other than those to be satisfied at the Closing itself, which shall be capable of satisfaction as of such date) as of the date of termination, (B) the Purchaser has failed to consummate the Closing in breach of Section 2.01 (The Closing), and (C) the proceeds of the Debt Financing (or Alternative Financing) are available to the Purchaser on the terms set forth in the Debt Commitment Letter on the date of termination (assuming the funding of the Equity Financing) (clauses (i) and (ii), collectively, the “Specified Financing Breach Termination Events”), then the Purchaser shall pay to the Company a fee equal to the Financing Breach

Termination Fee set forth in the Fee Schedule (the “Financing Breach Termination Fee”) within five (5) Business Days after such termination. The parties hereto acknowledge and agree that the agreement contained in this Section 8.02(b) is an integral part of the transactions contemplated hereby, that without this agreement the parties hereto would not have entered into this Agreement, and that any amount payable pursuant to this Section 8.02(b) does not constitute a penalty but shall constitute liquidated damages to compensate the Company and the Sellers. Unless the Company elects to seek specific performance under Section 8.04 (Specific Performance) to the extent available, payment of the Financing Breach Termination Fee shall be the Company’s sole and exclusive remedy against the Purchaser Related Parties or any lender participating in the Debt Financing and its Affiliates following a Specified Financing Breach Termination Event. Upon payment of the Financing Breach Termination Fee in accordance with the terms of this Agreement, none of the Company, any Company Subsidiary, the Representative, any Seller or any of their Affiliates shall have any rights or claims against any of the Purchaser Related Parties or any lender participating in the Debt Financing and its Affiliates relating to this Agreement, including Section 8.04 (Specific Performance), or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, whether at law or equity, in contract (including under the Limited Guaranty), in tort or otherwise, and none of the Purchaser Related Parties or any lender participating in the Debt Financing and its Affiliates shall have any further liability or obligation to the Company, any Company Subsidiary, the Representative, any Seller or any of their Affiliates relating to or arising out of this Agreement or any of the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The parties hereto acknowledge and agree that in no event shall the Purchaser be required to pay the Financing Breach Termination Fee on more than one (1) occasion.
     8.03 Effect of Termination. In the event this Agreement is terminated by either the Purchaser or the Representative as provided in Section 8.01 (Termination), the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 8.02 (Termination Fee), this Section 8.03 (Effect of Termination) and ARTICLE XII (Miscellaneous) hereof which shall survive the termination of this Agreement), and there shall be no liability on the part of the Purchaser, the Purchaser Related Parties, the Merger Sub, the Company, the Representative or the Sellers to one another, except for willful breaches of this Agreement prior to the time of such termination but subject to Sections 8.02 (Termination Fee) and 8.04 (Specific Performance) and the limitations set forth in the Limited Guaranty. Notwithstanding anything to the contrary herein, neither the Sellers nor the Representative shall have any right (either on behalf of the Company or in its own right) to make any claim against the Purchaser, the Merger Sub or any Purchaser Related Party arising from the failure of the Closing to occur or the termination of this Agreement.
     8.04 Specific Performance.
     (a) If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms hereof, institute and prosecute an action in any court of competent jurisdiction pursuant to Section 12.13 (Jurisdiction; Service of Process) to enforce specific performance of such covenant or agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Company may institute or prosecute an Action to enforce specific performance of the Closing under this

Agreement and of the Purchaser and Merger Sub’s rights under the Equity Commitment Letter if and only if (i) a Specified Financing Breach Termination Event set forth in clause (ii) of the definition thereof has occurred and (ii) the Representative has elected not to terminate the Agreement pursuant to the terms of Section 8.01 (Termination) and not to collect the Financing Breach Termination Fee pursuant to Section 8.02(b) (Termination Fee). Subject to Section 8.04(c), each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
     (b) The Company hereby agrees that, prior to the Closing or the termination of this Agreement in accordance with its terms, actions under Section 8.04(a) shall be its sole and exclusive remedy with respect to breaches by the Purchaser or Merger Sub of this Agreement, and that, except as provided in Section 8.04(c), the Company shall not seek or accept any other form of relief (including monetary damages) that may be available for breach by the Purchaser or Merger Sub of this Agreement, including any such relief as may be awarded by any court pursuant to Section 12.13 (Jurisdiction; Service of Process) with any Action related hereto. The Company hereby agrees that it shall not, directly or indirectly, institute, and shall cause its Affiliates not to institute, any Action arising under, or in connection with (i) the Limited Guaranty against the Guarantors prior to (A) a Specified Financing Failure Termination Event, (B) a Specified Financing Breach Termination Event or (C) the termination of this Agreement as a result of Section 8.01(c) (termination for breach) (other than at a time, if any, when the Financing Failure Termination Fee or the Financing Breach Termination Fee is payable), or (ii) the Equity Commitment Letter, except in the event that a Specified Financing Breach Termination Event set forth in clause (ii) in the definition thereof has occurred and the Company is awarded specific performance of the Closing pursuant to Section 8.04(a). For the avoidance of doubt, in no event shall the Purchaser or Merger Sub be required to pay more than one of the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount (as such term is defined in the Limited Guaranty).
     (c) If the Company elects to seek specific performance to cause the Closing to occur when permitted to do so under Section 8.04(a) and a court of competent jurisdiction pursuant to Section 12.13 (Jurisdiction; Service of Process) has determined pursuant to a final, nonappealable judgment that the Purchaser and Merger Sub were required to consummate the Closing but such court has declined to specifically enforce the obligations of the Purchaser and Merger Sub to consummate the Closing under Section 8.04(a) pursuant to an action for specific performance brought against the Purchaser or Merger Sub under Section 8.04(a), then the Purchaser shall pay the Financing Breach Termination Fee within seven (7) Business Days of such judgment; provided, however, that the Company shall not be entitled to receive the Financing Breach Termination Fee if, within seven (7) Business Days following such grant, the Purchaser notifies the Company in writing that it agrees to consummate the Merger no later than fifteen (15) Business Days after the date of such written notice to the Company and, subject to the satisfaction of the conditions set forth in Section 3.01 (Conditions to the Purchaser’s and Merger Sub’s Obligations) in fact, consummates the Merger within such time period (and, if not so agreed or consummated, the Financing Breach Termination Fee shall then be due and payable). In addition, the Company agrees to cause any Action still proceeding to be dismissed with prejudice as of the Closing or at such other time as the Purchaser consummates the Merger or pays the Financing Breach Termination Fee pursuant to this Section 8.04(c).
     (d) To the extent any party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the End Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.
ARTICLE IX
SURVIVAL
     9.01 Survival of Representations, Warranties, Covenants, Agreements and Other Provisions . This ARTICLE IX (Survival), and the agreements contained ARTICLE I (The Merger), Section 2.05 (Purchase Price Adjustments), Section 2.06 (Required Withholding), Section 7.03 (Director and Officer Liability and Indemnification), the definitions set forth in ARTICLE XI (Definitions) to the extent they are used in the other sections cited in this sentence, and ARTICLE XII (Miscellaneous) shall survive the Closing. Section 4.09 (Tax Matters), ARTICLE X (Tax Matters) and the definitions set forth in ARTICLE XI (Definitions) to the extent they are used in the other sections cited in this sentence shall survive the Closing only to the extent set forth in Section 10.09 (Coordination; Survival). All other representations, warranties, covenants, agreements and other provisions of this Agreement and the Schedules and Exhibits attached hereto or in any writing delivered by any party to another party in connection with this Agreement shall terminate at the Closing.
     9.02 Acknowledgment by the Purchaser. Each of the Purchaser and the Merger Sub acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser and the Merger Sub have relied on the results of their own independent investigation and verification and the representations and warranties of the Company expressly and specifically set forth in ARTICLE IV (Representations and Warranties of the Company), as qualified by the Disclosure Schedules attached hereto. SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO THE PURCHASER AND THE MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE PURCHASER AND THE MERGER SUB UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, PROJECTIONS OR FORECASTS WITH RESPECT TO THE REVENUES, ASSETS OR LIABILITIES OF THE

COMPANY OR ANY OF ITS SUBSIDIARIES, OR THE QUALITY, QUANTITY OR CONDITION OF THE COMPANY’S OR ITS SUBSIDIARIES’ ASSETS) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY, THE SELLERS AND THE REPRESENTATIVE AND SHALL NOT (EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED TO IN THIS AGREEMENT) FORM THE BASIS OF ANY CLAIM AGAINST THE COMPANY, ITS SUBSIDIARIES OR ANY OF ITS ADVISORS, AFFILIATES OR THE SELLERS, THE REPRESENTATIVE, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO OR WITH RESPECT TO ANY RELATED MATTER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV (REPRESENTATIONS AND WARRANTIES OF THE COMPANY) HEREOF, NEITHER THE COMPANY, NOR THE SELLERS OR REPRESENTATIVE MAKES OR PROVIDES, AND THE PURCHASER AND THE MERGER SUB HEREBY WAIVE, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY’S OR ITS SUBSIDIARIES’ ASSETS OR ANY PART THEREOF. With respect to any projection or forecast delivered by or on behalf of the Company and its Subsidiaries to the Purchaser and Merger Sub, each of the Purchaser and Merger Sub acknowledges that (w) there are uncertainties inherent in attempting to make such projections and forecasts, (x) the accuracy and correctness of such projections and forecasts may be affected by information which may become available through discovery or otherwise after the date of such projections and forecasts, (y) it is familiar with each of the foregoing and (z) except for the representations and warranties set forth in ARTICLE IV (Representations and Warranties of the Company) hereof, none of the Company, the Sellers or the Representative is making any representation or warranty with respect to such projections or forecasts, including the reasonableness of the assumptions underlying such projections or forecasts.
ARTICLE X
TAX MATTERS
     10.01 Tax Matters.
     (a) (i) From and after the Closing Date, the Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending prior to or including the Closing Date the due date of which (including extensions) is after the Closing Date (“Seller Tax Returns”).
     (ii) Until the Survival Period Termination Date: Each such Seller Tax Return shall be prepared and filed in a manner consistent with past practice, except as otherwise required by applicable Laws. At least fifteen (15) days prior to the date on which each such Seller Tax Return is filed, the Purchaser shall submit such Seller Tax Return to the Representative for the Representative’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. If the Representative disputes any item on such Tax Return, it shall notify the Purchaser of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to the Representative and the Purchaser. The fees and expenses of such accounting firm shall be borne equally by the Representative and the Purchaser.
     (b) Without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed prior to the Survival Period Termination Date, the Purchaser will not (i) except for Tax Returns that are filed pursuant to Section 10.01(a), file or amend or permit any of the Company or any of its Subsidiaries to file or amend any Tax Return relating to a taxable period (or portion thereof) ending on or prior to the Closing Date (a “Pre-Closing Tax Period”), (ii) with respect to Tax Returns filed pursuant to Section 10.01(a), after the date such Tax Returns are filed pursuant to Section 10.01(a), amend or permit any of the Company or any of its Subsidiaries to amend any such Tax Return or (iii) extend or waive, or cause to be extended or waived, or permit the Company or any of its Subsidiaries or extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period.
     10.02 Transfer Taxes. The Purchaser will pay, and will indemnify and hold the Sellers harmless against, transfer, documentary, sales, use, registration and any real property sale and transfer or gains tax, stamp tax, stock transfer tax, excise tax or other similar tax imposed on the Company or the Surviving Corporation and its Subsidiaries or one or more Sellers as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. The Representative agrees to cooperate with the Purchaser in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns.
     10.03 Tax Indemnification.
     (a) Indemnification by Sellers. Subject to Section 10.09, From and after the Closing Date, the Purchaser, the Surviving Corporation and their respective Affiliates (each a “Tax Purchaser Indemnified Party” and collectively, the “Tax Purchaser Indemnified Parties”) shall be indemnified against and held harmless from and shall be entitled to assert, as their sole and exclusive remedy for any action relating (directly or indirectly) to this Agreement and the transactions contemplated hereby and only in accordance with the terms of the Indemnity Escrow Agreement, claims against the Indemnity Escrow Amount in respect of any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including, without limitation, reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred (each a “Tax Loss” and collectively, the “Tax Losses”) arising out of (i) Income Taxes of the Company or its Subsidiaries for periods or portions thereof ending on or before the Closing Date (“Pre-Closing Taxes”) in excess of the amount of Income Taxes that are included in the determination of the Final Residual Consideration; (ii) Income Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member on or prior to the Closing Date by reason of liability under Treasury Regulation §1.1502-78 with respect to a tentative carryback adjustment filed prior to the Closing Date, Treasury Regulation §1.1502-6, or comparable provision of foreign, state or local Tax law; (iii) without duplication of amounts in clauses (i), (ii) or (iv) of this Section 10.03(a), income Taxes imposed on a Tax Indemnified Purchaser Party as a result of (x)

a breach of a representation or warranty set forth in Section 4.09 (Tax Matters) or (y) a breach of a covenant or agreements set forth in Section 6.07 (Tax Matters); provided, that for purposes of this Section 10.03(a)(iii) only, any breach of a representation, warranty, covenant or agreement shall be determined without reference to any materiality qualifier with respect thereto; and (iv) income Taxes or other payments required to be paid after the date hereof by the Company or any of its Subsidiaries to any party by reason of being a successor-in-interest or transferee of another entity, which Taxes relate to an event or transaction occurring before the Closing; provided that the Tax Purchaser Indemnified Parties shall not be entitled to recover under this Section 10.03(a) for (A) any Tax Losses described in clause (i) of this Section 10.03(a) relating to any transactions not in the ordinary course of business that occur after the Closing or (B) an individual claim or group of related claims unless and until the amount of Tax Losses that otherwise would be payable pursuant to this Section 10.03(a) with respect to such claim or group of related claims exceeds One Hundred Thousand Dollars ($100,000) (the “Per Claim Threshold”), and then the Tax Purchaser Indemnified Parties shall be entitled to recover only for the excess over the Per Claim Threshold, it being understood that any such individual claims or group of related claims for amounts less than the Per Claim Threshold shall be ignored in determining whether the Indemnification Threshold has been exceeded; provided, further, that no claims by the Tax Purchaser Indemnified Parties shall be asserted under this Section 10.03(a) unless and until the aggregate amount of Tax Losses that would otherwise be payable hereunder from the Indemnity Escrow Amount exceeds on a cumulative basis an amount equal to Five Million Dollars ($5,000,000) (the “Indemnification Threshold”), and then only to the extent such Tax Losses exceed the Indemnification Threshold. The Purchaser shall not have any right to indemnification under ARTICLE X (Tax Matters) with respect to the representations and warranties under Section 4.09 (Tax Matters) to the extent such Tax Losses are (i) except for the representations and warranties in Section 4.09(b), Section 4.09(h) and Section 4.09(j), attributable to taxable periods (or portions thereof) beginning after the Closing Date or (ii) are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date.
     (b) Indemnification by the Purchaser. From and after the Closing Date, the Purchaser shall indemnify the Representative and the Sellers and their respective Affiliates, and their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns (each a “Tax Indemnified Seller Party” and collectively, the “Tax Indemnified Seller Parties”) against and hold harmless from any and all Tax Losses arising out of income Taxes of the Company or its Subsidiaries for periods or portions thereof beginning after the Closing Date (“Post-Closing Taxes”) other than amounts for which a Tax Indemnified Purchaser Party is indemnified by the Representative under Section 10.03(a) (Tax Indemnification by Sellers).
     (c) Except (i) as provided in Section 2.05 (Purchase Price Adjustments), and (ii) for claims of, or causes of Action arising from fraud, from and after the Closing, recovery against the Indemnity Escrow Amount pursuant to this Section 10.03 and the Indemnity Escrow Agreement constitutes the Tax Purchaser Indemnified Parties’ sole and exclusive remedy for any and all Losses or other claims relating to or arising from this Agreement or in connection with the transactions contemplated hereby, including in any Exhibit, Schedule, document or certificate delivered hereunder.

     (d) Except for the Purchaser pursuant to Section 2.03(b) (The Closing Transactions), no Person (including the Sellers and their Affiliates) shall have any obligation to fund the Indemnity Escrow Account. The Indemnity Escrow Account shall be released as set forth in the Indemnity Escrow Agreement.
     10.04 Tax Indemnification Procedures . After the Closing, the Purchaser and the Representative, as the case may be, shall promptly notify the other party in writing of any notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, demand, dispute or other claim received by such party from any Governmental Entity or any other Person with respect to Taxes for which indemnification may be sought from the Indemnity Escrow Amount or for which such other party is liable pursuant to Section 10.03 (Tax Indemnification); provided, however, that a failure to give such notice will not affect such other party’s rights to indemnification under this Section 10.04, except to the extent that such party is actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Entity or any other Person in respect of any such asserted Tax liability.
     10.05 Tax Contests; Cooperation. After the Closing Date, the Representative and the Purchaser shall jointly control the conduct, each through counsel(s) of its own choosing and at its own expense, which shall be reasonably acceptable to the other party, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company or any of its Subsidiaries for which liability may be asserted under this Agreement against the Indemnity Escrow Account under Section 10.03(a) or the Purchaser under Section 10.03(a) (any such audit, claim for refund, or proceeding relating to an asserted Tax liability referred to herein as a “Contest” including the 2008 Audit), but neither the Representative nor the Purchaser shall have the right to settle, compromise and/or concede such Contest without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. The parties will coordinate and cooperate fully with each other in exchanging information and providing such assistance as the other party may reasonably request in connection with any such Contest. In furtherance of the foregoing, all written materials to be submitted by the Surviving Company in connection with any Contest shall be initially prepared and submitted by the Purchaser; provided, that the Representative and its counsel shall be given a reasonable opportunity to review, provide comments and provide consent, which consent shall not be unreasonably withheld, delayed or conditioned, in advance of any submission by the Purchaser and the parties shall cooperate and work in good faith to resolve any disputes relating to any such submission. Each of the parties shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Entity relating to any Contest or any submission made by the Purchaser with respect thereto and will provide each other with copies of all correspondence, filings or communications between them or any of their authorized representatives, on the one hand, and any such Governmental Entity or members of its staff, on the other hand, with respect to any submissions pursuant to this Section 10.05.
     10.06 Coordination on Taxes.
     (a) The Purchaser and the Representative agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and its Subsidiaries as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Contest. The Purchaser and the Representative shall reasonably cooperate with each other in the conduct of any Contest or other Tax proceeding involving or otherwise relating to the Company or its Subsidiaries (or their income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.06. Any information obtained under this Section 10.06 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.
     10.07 Straddle Periods. For purposes of this Agreement, in the case of any Taxes of the Company or any of its Subsidiaries that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company or its Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 10.07 shall be computed by reference to the level of such items on the Closing Date.
     10.08 Tax Refunds.
     (a) Except for any Tax refunds (i) that have been accrued as an asset in Net Working Capital as finally determined hereunder or (ii) that are attributable to a carryback of a loss or other tax attribute arising in a taxable period or portion thereof beginning after the Closing Date, the Sellers shall be entitled to any Tax refunds that are received by the Purchaser, the Company or any Subsidiary or credited against a Tax liability of the Purchaser or any of its Affiliates to which the Purchaser, the Company or any Subsidiaries become entitled that are attributable to Tax periods or portions thereof ending on or before the Closing Date. The Purchaser shall pay over to the Sellers, except as provided in Section 12.16(f) (Representative), to the Sellers on a pro rata basis according to each Seller’s Common Percentage. Any refunds of Taxes of the Company or its Subsidiaries for any Straddle Period shall be equitably apportioned between the Sellers and the Purchaser in accordance with the principles of Section 10.07 (Straddle Period).
     (b) Except as provided in Section 10.08(a), the Purchaser and its Affiliates will be entitled to any refunds (including any interest received thereon) in respect of any federal, state, local or foreign Tax liability of the Company or any of its Subsidiaries.
     10.09 Coordination; Survival. The indemnification provisions of this ARTICLE X shall survive thirty (30) Business Days after the date of the formal completion of the audit currently in process of the 2008 U.S. federal income tax return (the “Survival Period Termination Date”) of the affiliated group of corporations of which the Company is the common parent by the IRS’s examination function (the “2008 Audit”), whether completed through the issuance of a Revenue Agent’s Report, Form 870, 30-day letter, no-change report, or otherwise (such written communication, the “IRS Correspondence”) and regardless of whether the Company or any of its Subsidiaries agrees or disagrees with the conclusions reached by the IRS’s examination function. For the avoidance of doubt, (a) the Purchaser may make a claim for indemnification from the Indemnity Escrow Account pursuant to Section 10.03(a) (Tax Indemnification by Sellers) on the basis of and for the full amount of any adjustments made or proposed in the IRS Correspondence, regardless of whether the Company or any of its Subsidiaries challenges or contests the conclusions or amounts set forth in the IRS Correspondence and (b) at such time the Purchaser may make a claim for any correlative state and local income taxes that may be payable with respect to any adjustments made or proposed in the IRS Correspondence, regardless of whether a claim for such state and local taxes has been made by the relevant Governmental Entity.
ARTICLE XI
DEFINITIONS
     11.01 Definitions. For purposes of this Agreement, the following terms when used herein shall have the respective meanings set forth below:
     “Action” means any action, claim, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration, mediation or other proceeding, in each case before any Governmental Entity, whether civil, criminal, administrative or otherwise, in law or in equity.
     “Additional Merger Consideration” means, as of any date of determination, the sum of: (i) the portion of the Indemnity Escrow Amount paid or payable to the Sellers pursuant to this Agreement and the Indemnity Escrow Agreement, plus (ii) any Purchase Price Adjustments arising under Section 2.05(f) (Purchase Price Adjustments) and 2.05(g) (Purchase Price Adjustments) payable to the Sellers.
     “Affiliates” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

     “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the city of New York, New York.
     “Cash” means, as of a given time, all cash, cash equivalents and marketable securities held by, or on behalf of, the Company or any of its Subsidiaries at such time. For avoidance of doubt, Cash shall (i) be calculated net of issued but uncleared checks and drafts and (ii) include checks and drafts deposited for the account of the Company or its Subsidiaries.
     “Common Percentage” means the percentage set forth next to such Seller’s name on the Sellers Schedule.
     “Confidentiality Agreement” means the Confidentiality Agreement, dated January 7, 2010, by and between the Company and Oak Hill Capital Partners III, L.P.
     “Contract” means any contract, agreement, arrangement, note, bond, mortgage, leases, sublease or other agreement legally binding on the Company or any of its Subsidiaries.
     “Environmental Permits” means all Permits issued pursuant to Environmental Laws.
     “Environmental Laws” means all federal, state, local and foreign Laws concerning pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of or exposure to any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “GAAP” means United States generally accepted accounting principles applied in a manner consistent with those used in preparing the Latest Balance Sheet. With respect to any calculation of Net Working Capital, no changes in accounting principles shall be made from those set forth in the immediately preceding sentence, including with respect to the nature of accounts, level of reserves or level of accruals. For purposes of the preceding sentence, “changes in accounting principles” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in practices, methods, conventions or assumptions (unless required by objective changes in underlying events) utilized in making accounting estimates.
     “Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
     “Income Tax” means any income, franchise, or other tax based in whole or in party on gross or net income.

     “Income Tax Accrual” means the income Tax liability of the Company and its Subsidiaries as of the close of business on the Closing Date determined in accordance with GAAP without giving effect to the transactions contemplated by this Agreement; provided, that for the avoidance of doubt the income Tax liability shall not take into account any deductions attributable to the Transaction Tax Deductions.
     “Indebtedness” means, without duplication, all obligations of the Company or its Subsidiaries: (i) for borrowed money, whether current, short-term or long-term, secured or unsecured; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) under conditional sale, title retention or similar agreements or arrangements creating an obligation of the Company or any of its Subsidiaries with respect to the deferred purchase price of property (including “earn-out” payments, excluding accounts payable and other current liabilities incurred in the ordinary course of business); (iv) all guarantees by the Company or any Subsidiary on account of indebtedness of any other Person (including so called take or pay or keep well agreements); (v) all obligations, contingent or otherwise, of the Company or its Subsidiaries as an account party in respect of letters of credit (except those current letters of credit related to certain insurance policies of the Company and its Subsidiaries as set forth on the Insurance Schedule); (vi) all obligations, contingent or otherwise, of the Company or its Subsidiaries in respect of bankers’ acceptances; (vii) in respect of interest rate and currency obligation swaps, collars, caps, hedges or similar arrangements, including obligations under that certain interest rate swap agreement dated August 13, 2008 by and between The Hillman Group, Inc. and PNC Bank, National Association; (viii) in respect of any bank overdrafts; and (ix) in respect of any lease (or other arrangement conveying the right to use) of real or personal property, or combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases. For the avoidance of doubt, the term “Indebtedness” shall include any accrued interest on any of the foregoing and any prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with the repayment of any of the foregoing that are listed on the Indebtedness Schedule.
     “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (a) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (c) copyrights, mask works and designs; (d) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (e) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (f) domain names, Internet addresses and other computer identifiers.
     “knowledge” means, with respect to the Company and its Subsidiaries, the actual knowledge of Max W. Hillman, Jr., Richard P. Hillman, James P. Waters, Ali Fartaj, George Heredia and Chip Church assuming the reasonable discharge of such Person’s duties in a professional manner.
     “Laws” means the common law and any law, treaty, statute, ordinance, zoning ordinance or variance, subdivision ordinance, rule, regulation, code, policy, executive order or other requirement or procedure enacted, adopted, promulgated or applied by any Governmental Entity, including any applicable order, judgment, injunction, awards, stipulations, Permits, opinions, decrees or writs.
     “Leased Real Property” means all those parcels of real property or portions thereof, together with those buildings, structures, improvements and fixtures thereon, which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, pursuant to a lease, sublease or other agreement (each, a “Real Property Lease”).
     “Liens” all mortgages, liens, pledges, security interests, charges, claims, leases, easements, covenants, rights of way, title defects, encroachments and other survey defects, charges, options to purchase or lease or acquire any interest, conditional sales agreement, restrictions (whether on voting, sale, transfer, disposition or otherwise) and encumbrances of any nature whatsoever.
     “Material Adverse Effect” means any event, occurrence, circumstance, development, condition, fact, change or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or that materially impairs the ability of the Company to consummate the transactions contemplated by this Agreement, but shall exclude any event, occurrence, circumstance, development, condition, fact, change or effect resulting or arising from: (i) any change in any Laws or GAAP or any interpretation thereof, to the extent the Company is not disproportionately affected thereby relative to other Persons in the business in which the Company operates; (ii) any change in U.S. or global general economic conditions or economic, financial, market or political conditions, including interest rates, exchange rates, securities or commodity prices, in each case, to the extent the Company is not disproportionately affected thereby relative to other Persons in the business in which the Company operates; (iii) any change in the industries or markets in which the Company or any of its Subsidiaries operates, but only (A) if such changes are not specifically related to the Company or any Subsidiary and (B) to the extent the Company is not disproportionately affected thereby relative to other Persons in the business in which the Company operates; (iv) the entry into, announcement or consummation of this Agreement and/or the transactions contemplated hereby; (v) the effect of any natural disaster, war, act of terrorism, civil unrest or similar event that does not disproportionately impact the Company relative to other Persons in the business in which the Company operates; (vi) any action taken or any omission to act by the Company or any of its Subsidiaries, in each case, with the consent of the Purchaser.
     “Management Rollover Shares” means the shares of Company Common Stock held by the individuals and in the amounts set forth on the Management Rollover Schedule.
     “Net Working Capital” means the consolidated current assets (excluding Cash, restricted investments and deferred income taxes) of the Company and its Subsidiaries as of the closing of business on the Closing Date minus the consolidated current liabilities (excluding current portions of Indebtedness, income taxes and deferred compensation) of the Company and its Subsidiaries as of the closing of business on the Closing Date, in each case without giving effect to the transactions contemplated by this Agreement and determined in accordance with GAAP.
     “Optionholders” means the holders of the Common Options and the holders of the Preferred Options, collectively.
     “Options” means the Common Options and the Preferred Options, collectively.
     “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned in fee by the Company or any of its Subsidiaries.
     “Permits” means any consents, authorizations, registrations, waivers, privileges, exemptions, qualifications, quotas, certificates, filings, franchises, licenses, notices, permits or rights.
     “Permitted Liens” means (i) Liens securing liabilities which are reflected or reserved against in the Latest Balance Sheet to the extent so reflected, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Company’s books in accordance with GAAP, (iii) statutory Liens of landlords with respect to the Leased Real Property, (iv) Liens of mechanics, materialmen, repairmen, and warehousemen incurred in the ordinary course of business and not yet delinquent or being contested in good faith and for which adequate reserves have been set aside in accordance with GAAP, (v) zoning, building, and other land-use laws regulating the use or occupancy of such Owned Real Property or Leased Real Property or the activities conducted thereon that are imposed by a governmental authority having jurisdiction over such Owned Real Property or Leased Real Property, (vi) easements, covenants, conditions, restrictions, and other similar non-monetary matters affecting title to such Owned Real Property or Leased Real Property that, individually and in the aggregate, do not and would not materially detract from the value of the Owned Real Property, Leased Real Property and other property and assets of the Company and its Subsidiaries or materially interfere with the use thereof as currently used, (vii) public roads and highways, (viii) purchase money liens and Liens securing rental payments under capital lease arrangements, (ix) Liens securing rental payments under capital lease arrangements which are set forth on the Permitted Liens Schedule (x) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, not yet delinquent or being contested in good faith and for which adequate reserves have been set aside in accordance with GAAP, (xi) non-exclusive licenses of Intellectual Property and (xii) Liens set forth on the Permitted Liens Schedule.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.
     “Preferred Merger Consideration” means the Preferred Stock Merger Consideration and the Preferred Option Merger Consideration, collectively.
     “Purchaser Common Stock” means shares of common stock of the Purchaser.

     “reasonable efforts” means reasonable efforts which are commercially reasonable under the circumstances, excluding the payment of any money or other consideration to any third party or the commencement of any litigation.
     “Rollover Agreements” means the agreements entered on the date hereof, by and between the Purchaser and each of [                    ], [                    ] and [                    ] with respect to the Management Rollover Shares.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, manager, managing member, or general partner of such partnership, limited liability company, association or other business entity.
     “Target Net Working Capital” means $107,200,000.
     “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security or similar, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, import, value added, alternative minimum, estimated capital gains, premium, windfall profits, severance, production, utility, goods and services, branch, payroll, employment, license, escheat, environmental, registration or other tax, levy, impost, duty, or similar governmental charge including any interest, penalty or addition thereto, whether disputed or not.
     “Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
     “Transaction Expenses” means (i) the fees and expenses of legal counsel, investment bankers, accountants and other advisors (including any representatives of legal counsel, investment bankers, accountants or other advisors) incurred by the Company, Teachers or Code, Hennessy & Simmons IV, LP (or any of their respective Affiliates) on or prior to the Closing in connection with this Agreement and the consummation of the transactions contemplated hereby and (ii) any change of control bonus, transaction bonus, discretionary bonus, “stay put” or other compensatory payments to be made to employees of the Company or any Subsidiary at the Closing as a result of the execution of this Agreement or consummation of the transactions contemplated hereby or at the discretion of the Company or the Sellers, in each case that remain unpaid as of immediately prior to the Closing and are payable by the Company at or after the Closing.
     “Transaction Tax Deductions” means the sum of (i) the amount of stay bonuses, sales bonuses, change in control payments, severance payments, retention payments or similar payments made by the Company or any Subsidiary on or around the Closing Date or included in the computation of the Net Working Capital; (ii) the fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company or any Subsidiary with respect to the payment of Indebtedness; (iii) the amount of any deductible investment banking fees of the Company or any Subsidiary with respect to the transactions contemplated hereby that were paid on or prior to the Closing Date or included in the computation of the Net Working Capital; (iv) the amount of any deductions for U.S. federal income Tax purposes as a result of the exercise or payment for cancellation of options on or around the Closing; (v) the payment of any management fees (including accelerated management fees) and (vi) the amount of any employment Taxes with respect to the amounts set forth in clause (i) or (iv) of this definition of Transaction Tax Deductions paid by the Company or any Subsidiary on or prior to the Closing Date or included in the computation of the Net Working Capital.
     “Treasury Regulations” means the Treasury regulations promulgated under the Code.
     11.02 Other Definitional Provisions.
     (a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
     (b) “Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, Schedule and Exhibit references contained in this Agreement are references to Sections, clauses, Schedules and Exhibits in or to this Agreement, unless otherwise specified.
     (c) Successor Laws. Any reference to any particular Code section or any other law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
     11.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

2008 Audit	10.09
Acquisition	6.06
Agreement	Preface
Alternative Financing	7.09(a)
Audited Financial Statements	4.05(a)
Certificate of Merger	1.01(b)
Charter	1.02(a)
Closing	2.01
Closing Balance Sheet	2.05(b)
Closing Common Option Consideration	1.04(a)
Closing Date	2.01
Closing Residual Consideration	1.02(c)
Closing Transactions	2.03
Code	4.16(a)
Commitment Letters	5.08(b)
Common Merger Consideration	1.02(b)
Common Option Merger Consideration	1.04(a)
Common Options	1.02(f)
Company	Preface
Company Adjustment Amount	2.05(f)
Company Common Stock	1.02(b)
Company Contracts	4.10(a)
Company Intellectual Property	4.11(b)
Company Preferred Stock	1.02(a)
Company SEC Documents	4.06
Company Stock	1.02(b)
Contest	10.05
Debt Commitment Letter	5.08(b)
Debt Financing	5.08(b)
Debt Financing Historical Financial Information	6.08(a)(vi)
Debt Financing Pro Forma Financial Information	6.08(a)(iv)
Delaware Law	1.01(a)
Disclosure Schedule	Preface to ARTICLE IV
Dissenting Shares	1.02(k)
Electronic Delivery	12.11
Effective Time	1.01(b)
Electronic Delivery	12.11
End Date	8.01(d)
Equity Commitment Letter	5.08(b)
Equity Financing	5.08(b)
ERISA	4.16(a)
ERISA Affiliate	4.16(b)
Escrow Agent	2.03(b)
Escrow Amount	2.03(c)
Estimated Cash	2.05(a)
Estimated Income Tax Accrual	2.05(a)
Estimated Indebtedness	2.05(a)

Term	Section No.

Estimated Net Working Capital	2.05(a)
Estimated Transaction Expenses	2.05(a)
Exercise Number	1.04(a)
Final Residual Consideration	1.02(d)
Financial Statements	4.05
Financing Breach Termination Fee	8.02(b)
Financing Failure Termination Fee	8.02(a)
Financings	5.08(b)
Former Seller	12.16(a)
Guarantor	Preface
HSR Act	4.15
Indemnification Threshold	10.03(a)
Indemnity Escrow Account	2.03(c)
Indemnity Escrow Agreement	2.03(c)
Indemnity Escrow Amount	2.03(c)
Insurance Policies	4.20
Investment	2.04(a)
Investment Optionholder	2.04(a)
Investment Options	2.04(c)
Investment Preferred Stock	2.04(a)
Investment Transactions Amount	2.04(a)
IRS	4.16(a)
IRS Correspondence	10.09
K&E	12.15
Latest Balance Sheet	4.05(a)
Limited Guaranty	Preface
MAE Event	6.02
MAE Notice	6.02
Material Customers	4.11(a)
Material Vendors	4.11(b)
Merger	Preface
Merger Consideration	1.02(b)
Merger Sub	Preface
Non-U.S. Plans	4.16(a)
Objection Notice	2.05(c)
Other Material	12.09
Per Claim Threshold	10.03(a)
Per Share Portion	1.02(e)
Plans	4.16(a)
Post-Closing Taxes	10.03(b)
Pre-Closing Taxes	10.03(a)
Post-Signing Returns	6.07(a)
Preferred Optionholder	1.04(b)
Preferred Option Merger Consideration	1.04(b)
Preferred Options	1.02(g)
Preferred Stock Merger Consideration	1.02(a)

Term	Section No.

Preliminary Statement	2.05(b)
Purchase Price Adjustment Escrow Account	2.03(b)
Purchase Price Adjustment Escrow Agreement	2.03(b)
Purchase Price Adjustment Escrow Amount	2.03(b)
Purchase Price Adjustments	2.05(h)
Purchaser	Preface
Purchaser Adjustment Amount	2.05(g)
Purchaser Related Parties	8.02(a)
Purchaser’s Representatives	6.03
Real Property Lease	11.01
Recent Financial Statements	6.08(a)(vi)
Representative	Preface
Representative Account	1.05
Representative Expenses	1.05
Representative Holdback Amount	1.05
Schedule	Preface to ARTICLE IV
SEC	4.06
Selected Financial Information	6.08(a)(viii)
Sellers	1.03(a)
Seller Tax Returns	10.01
Specified Financing Breach Termination Events	8.02(b)
Specified Financing Failure Termination Events	8.02(a)
Standard	12.16(c)
Stockholders	1.03(a)
Straddle Period	10.07
Successor Seller	12.16(a)
Survival Period Termination Date	10.09
Surviving Corporation	1.01(a)
Tax Purchaser Indemnified Party	10.03(a)
Tax Purchaser Indemnified Parties	10.03(a)
Tax Seller Indemnified Party	10.03(b)
Tax Seller Indemnified Parties	10.03(b)
Tax Sharing Agreements	4.09(g)
Teachers	2.02(b)(v)
Transaction Documents	12.16(a)
Transaction Price	1.02(c)
Transfer Taxes	10.02
Update Termination Notice	6.02
U.S. Plans	4.16(a)
Valuation Firm	2.05(c)
WARN	4.22(b)

ARTICLE XII
MISCELLANEOUS
     12.01 Press Releases and Communications. Other than (i) the press release attached hereto as Exhibit F, (ii) delivery of an information memorandum to the Sellers by the Company regarding the transaction contemplated by this Agreement and (iii) as necessary or advisable in connection with arranging and obtaining the Debt Financing, no public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other public announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made by any party hereto without the approval of the Purchaser, the Representative and Teachers, unless required by Laws (in the reasonable opinion of counsel) in which case the Purchaser, the Representative and Teachers shall have the right, to the extent practicable, to review and comment on such press release or announcement prior to publication and the parties hereto shall use reasonable efforts to incorporate such comments therein.
     12.02 Expenses. Except as otherwise provided herein, each party shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby; provided that the Sellers shall bear all Transaction Expenses, which the Purchaser shall pay on behalf of the Sellers, the Representative and/or the Company as provided in Section 2.03(i) (The Closing Transactions). Notwithstanding the foregoing, (i) the Purchaser shall pay any and all expenses relating to surveys and title insurance, (ii) the Purchaser and the Representative (on behalf of the Sellers) shall each be responsible for 50% of the Transfer Taxes, it being agreed that the portion of the Transfer Taxes for which the Sellers are responsible shall be a Transaction Expense, (iii) the Purchaser and the Representative (on behalf of the Sellers) shall each be responsible for 50% of the fees and expenses of the Escrow Agent relating to the Purchase Price Adjustment Escrow Agreement and the Indemnity Escrow Agreement and (iv) the Purchaser shall be responsible for all filing fees under the HSR Act and under any such other Laws applicable to the Purchaser.
     12.03 Notices. All notices, requests, demands and other communications permitted or required to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed conclusively to have been given (i) when personally delivered, (ii) when sent by facsimile (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-business day), (iii) when sent by electronic mail (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day), (iv) one (1) Business Day after being sent by reputable overnight express courier (charges prepaid) or (v) three (3) Business Day following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, requests, demands and communications to the parties shall be sent to the addresses indicated below:

Notices to the Purchaser
and/or the Merger Sub:
OHCP HM Acquisition Corp.
c/o Oak Hill Capital Management, LLC
65 East 55th Street, 32nd Floor
New York, NY 10022
Facsimile:      (212) 838-8411
Attention:     John R. Monsky
with a mandatory copy to (which shall not constitute
notice to the Purchaser or the Merger Sub):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile:      (212) 757-3990
Attention:     Angelo Bonvino, Esq.
Notices to the Representative:
THC Representative, LLC
c/o Code Hennessy & Simmons LLC
10 South Wacker Drive, Suite 3175
Chicago, IL 60606
Facsimile:      (312) 876-3854
Attention:     Andrew W. Code
                       David S. Spinola
with a mandatory copy to (which shall not constitute
notice to the Representative):
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile:      (312) 861-2200
Attention:     Stephen L. Ritchie, P.C.
                       Michael H. Weed, P.C.

with a mandatory copy to (which shall not constitute
notice to the Representative):
Ontario Teachers Pension Plan Board
5650 Yonge Street
Toronto, Ontario M2M 4H5
Canada
Facsimile:      (416) 730-5082
Attention:     Shael Dolman
with a mandatory copy to (which shall not constitute
notice to the Representative):
Ontario Teachers Pension Plan Board
5650 Yonge Street
Toronto, Ontario M2M 4H5
Canada
Facsimile:      (416) 730-3771
Attention:     Legal Counsel, Investments
with a mandatory copy to (which shall not constitute
notice to Teachers):
Torys LLP
237 Park Avenue
New York, NY 10017
Facsimile:      (212) 682-0200
Attention:     Joseph J. Romagnoli
Notices to the Company:
The Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, OH 45231
Facsimile:      (513) 851-5531
Attention:     Max W. Hillman, Jr.

with a mandatory copy to (which shall not constitute
notice to the Company):
Code Hennessy & Simmons LLC
10 South Wacker Drive, Suite 3175
Chicago, IL 60606
Facsimile:      (312) 876-3854
Attention:     Andrew W. Code
                       David S. Spinola
with a mandatory copy to (which shall not constitute
notice to the Company):
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile:      (312) 861-2200
Attention:     Stephen L. Ritchie, P.C.
                       Michael H. Weed, P.C.
     12.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties to this Agreement (and in the case of the prior written consent of the Representative, such consent must be obtained from both the Representative and Teachers for purposes of this Section 12.04) any purported assignment or other transfer without such consent shall be void and unenforceable. Notwithstanding the foregoing, Purchaser may assign all or any part of this Agreement (i) to an Affiliate of Purchaser provided that Purchaser remains liable for its obligations hereunder, (ii) to any financing source providing financing for the transactions contemplated hereby or (iii) after the Effective Time, in connection with a merger, consolidation or sale of all or substantially all of the assets of the Purchaser or the Surviving Corporation or any of its Subsidiaries.
     12.05 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.
     12.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     12.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” herein shall mean “including without limitation” and, unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or the Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Laws or breach of contract).
     12.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules (except as contemplated by Section 6.02 and for the Sellers Schedule as contemplated herein) or Exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Company, Teachers and the Representative; provided that the closing conditions set forth in Section 3.01 (Conditions to the Purchaser’s and the Merger Sub’s Obligations) may only be waived in a writing signed by the Purchaser and the conditions set forth in Section 3.02 (Conditions to the Company’s Obligations) may only be waived in a writing signed by the Company, the Representative and Teachers; provided, further, that the Sellers Schedule may be amended only in a writing signed by the Representative and Teachers. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
     12.09 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. The representations and warranties made by the Company in this Agreement, and in the Disclosure Schedules that accompany this Agreement, supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to the Purchaser (the “Other Material”), and the Purchaser shall not rely on any data contained in the Other Material for any purpose whatsoever, including as a promise, projection, guaranty, representation, warranty or covenant.
     12.10 Third-Party Beneficiaries. Section 1.03 (Exchange of Certificates; Lost Certificates), Section 1.04 (Options), Section 1.05 (Representative Holdback), Section 2.03 (The Closing Transactions), Section 2.04 (Investment Transactions), Section 2.05 (Purchase Price Adjustments), the preamble to ARTICLE IV (Representations and Warranties of the Company), the preamble to ARTICLE V (Representations and Warranties of the Purchaser), Section 7.01 (Access to Books and Records), Section 7.03 (Director and Officer Liability and Indemnification), Section 7.04 (Section 4980B Obligations), Section 9.02 (Acknowledgement by

Purchaser), Section 10.02 (Transfer Taxes), Section 10.03 (Tax Indemnification) and Section 10.08 (Tax Refunds) are intended for the benefit of, and shall be enforceable by, each of the Sellers. Section 2.02 (Deliveries), Section 12.01 (Press Releases and Communications), Section 12.02 (Expenses), Section 12.03 (Notices), Section 12.04 (Assignment), Section 12.08 (Amendment and Waiver), this Section 12.10, Section 12.15 (Representation of Company and the Representative) and Section 12.16 (Representative), are intended for the benefit of, and shall be enforceable by Teachers. Section 8.02 (Termination Fee) and Section 8.04 (Specific Performance) are intended for the benefit of, and shall be enforceable by, each of the Tax Purchaser Indemnified Parties and the Purchaser Related Parties, as applicable. Section 12.13 (Jurisdiction; Service of Process) and Section 12.14 (Waiver of Jury Trial) and any other Section that sets forth any liability cap or limitation on remedies or damages in this Agreement that are for the benefit of the Purchaser including, without limitation, as set forth in ARTICLE VIII (Termination) are for the benefit of, and shall be enforceable by, each lender participating in the Debt Financing and its affiliates. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the Sellers any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
     12.11 Counterparts; Electronic Delivery. This Agreement, the other Transaction Documents, and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or thereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
     12.12 Governing Law. All issues and questions (including any claims) concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York; provided, however, that the Merger shall be consummated in accordance with the Laws of the State of Delaware; provided, further, that any dispute or controversy under Section 2.05 (Purchase Price Adjustments) shall be resolved in the manner described therein.
     12.13 Jurisdiction; Service of Process. Any Action (whether in tort, contract or otherwise) arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought or otherwise commenced exclusively in the federal and state courts located in New York County, New York, and each of the parties (i) irrevocably submits to the exclusive jurisdiction of such courts in any such Action, (ii) waives any objection it may now or hereafter have to venue or to convenience of forum, (iii) consents to service of process in any such proceeding in any manner permitted by the Laws of the State of New York, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.03 (Notices) is reasonably calculated to give actual notice, (iv) agrees that all claims in respect of the Action shall be heard and determined only in any such court and (v) agrees not to bring any Action arising out of or relating to this Agreement or any transaction contemplated hereby in any other court. The parties agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Action referred to in the first sentence of this Section 12.13 may be served on any party anywhere in the world.
     12.14 Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS, HIS OR HER, AS THE CASE MAY BE, LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
     12.15 Representation of Company and the Representative. Each of the Purchaser, Merger Sub, the Company and their respective Subsidiaries hereby agrees, on its own behalf and on behalf of its directors, shareholders, members, partners, officers, employees and Affiliates, that, in the event that a dispute arises after the Closing between the Purchaser and the Representative, Kirkland & Ellis LLP (“K&E”) may represent the Representative, or any director, shareholder, member, partner, officer, employee or Affiliate of the Representative, in such dispute even though the interests of the Representative may be directly adverse to the Purchaser, the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries, and even though K&E may have represented the Company or any of the Company’s Subsidiaries in a

matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser, the Company, or any of the Company’s Subsidiaries.
     12.16 Representative.
     (a) By the approval of this Agreement pursuant to Delaware Law, the Sellers hereby irrevocably constitute and appoint the Representative as the representative, agent, proxy, and attorney-in-fact for each of the Sellers for all purposes authorized under this Agreement, including the full power and authority on the Sellers’ behalf: (i) to consummate the transactions contemplated under this Agreement, including the execution and delivery of this Agreement, the Purchase Price Adjustment Escrow Agreement, the Indemnity Escrow Agreement, the Rollover Agreements and the other instruments and documents contemplated hereby and thereby (collectively with the Letter of Transmittal, the “Transaction Documents”), (ii) to receive and forward notices and communications pursuant to this Agreement; (iii) subject to Section 12.08, to execute and deliver any amendment or waiver to the Transaction Documents (without the prior approval of the Sellers), (iv) (A) to dispute or refrain from disputing, on behalf of each Seller relative to any amounts to be received by such Seller under this Agreement or any agreements contemplated hereby, any claim made by the Purchaser under this Agreement or other agreements contemplated hereby, (B) to negotiate and compromise, on behalf of each such Seller, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, the Transaction Documents, and (C) to execute, on behalf of each such Seller, any settlement agreement, release or other document with respect to such dispute or remedy; except in each case with respect to a dispute between a Seller on the one hand and the Representative (or any Affiliate of the Representative) on the other hand, (v) following notice to and consultation with Teachers, to engage attorneys, accountants or consultants on behalf of such Sellers in connection with the Transaction Documents and paying any fees, costs and expenses related thereto (including by using funds from the Representative Holdback Amount), (vi) to retain the Representative Holdback Amount and pay amounts therefrom in accordance with this Agreement, and (vii) to take all other actions which may be necessary, convenient or appropriate to be taken on behalf of the Sellers in connection with the Transaction Documents; provided that, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the Representative shall have no right, power or authority (1) to take any action otherwise permitted hereunder in connection with any Transaction Document unless Teachers will receive the same rights and benefits (including consideration and any fees) on a pro rata basis and have no more obligations in respect of its Company Stock or Investment Preferred Stock than any other Seller or (2) act on behalf of Teachers with respect to any right of Teachers specified in this Agreement or any other Transaction Document, including under Sections 12.01 (Press Release and Communications), 12.02 (Expenses), 12.03 (Notices), 12.04 (Assignment), 12.08 (Amendment and Waiver), 12.10 (Third-Party Beneficiaries), 12.15 (Representation of the Company and the Representative) and this Section 12.16. The Representative shall send a copy of all notices and written communications the Representative sends pursuant to Section 12.03 (Notices) of this Agreement or any other Transaction Documents simultaneously to Teachers. In addition, such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Seller. If any Seller dies or becomes incapacitated, disabled or incompetent (such deceased, incapacitated, disabled or incompetent Seller being a “Former Seller”) and, as a result, the agency and power of attorney conferred by this Section 12.16 is revoked by operation of law, it shall not be a breach by such Former Seller under this Agreement if the heirs, beneficiaries, estate, administrator, executor, guardian, conservator or other legal representative of such Former Seller (each a “Successor Seller”) confirms the appointment of the Representative as agent and attorney-in-fact for such Successor Seller. In addition, if the agency and power of attorney conferred by this Section 12.16 is revoked by operation of law and thereafter not reconfirmed by the Successor Seller prior to the Closing, such revocation shall not be deemed a breach by the Successor Seller of any of the provisions of this Agreement provided that the Shares held by such Successor Seller are delivered for transfer to Purchaser at the Closing duly endorsed for transfer or accompanied by stock powers duly endorsed for transfer, and further provided that such Successor Seller executes and delivers such other certificates, documents or instruments that would have been delivered on its behalf by the Representative had such Successor Seller reconfirmed the agency and power of attorney conferred by this Section 12.16. All decisions and actions by the Representative taken in accordance with this Agreement shall be binding upon all of the Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest such decisions and actions. The Representative shall have no duties or obligations hereunder except those forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement.
     (b) Each Seller hereby severally (based on each Seller’s Common Percentage), for itself only and not jointly, agrees to indemnify and hold harmless the Representative against all fees, costs and expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by the Representative in connection with any Action to which the Representative is made a party by reason of the fact it is or was acting as the Representative pursuant to the terms of this Agreement provided that the Representative acted in good faith and in accordance with the Standard.
     (c) All acts of the Representative hereunder taken in accordance with this Agreement in its capacity as such shall be deemed to be acts on behalf of the Sellers and not of the Representative individually. The Representative shall exercise the care, diligence and skill that a person of ordinary prudence would exercise in performing its services hereunder, applying all relevant knowledge and skill that the Representative possesses or, by reason of the Representative’s profession, business or calling, would reasonably be expected to possess (the “Standard”). The Representative shall not be liable to the Purchaser, the Merger Sub, or the Sellers in its capacity as Representative for any liability of a Seller or otherwise or for any error of judgment, any act done or step taken or for any mistake in fact or at law, in each case to the extent taken or omitted by it in good faith and in accordance with the Standard. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability in its capacity as Representative to the Purchaser, the Merger Sub, the Surviving Corporation, the Company or the Sellers and shall be fully protected with respect to any action taken or omitted to be taken in good faith in accordance with the advice of such counsel and the Standard or, with respect to the Purchaser, the Merger Sub and the Surviving Corporation, for anything which it may do or refrain from doing in good faith and in connection with this Agreement. Without limiting any of the other provisions of Section 12.16, the Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Seller, except in respect of amounts received on behalf of the Sellers.

     (d) Upon the Survival Period Termination Date, if there are no open claims to be resolved with respect to the Purchase Price Adjustments as set forth in Section 2.05 (Purchase Price Adjustments), and no amount is payable from the Indemnity Escrow Amount pursuant to Section 10.03 (Tax Indemnification), the Representative will within five (5) Business Days of such date obtain reimbursement for any outstanding Representative Expenses for which it is due reimbursement under this Agreement and for which it has not been reimbursed prior to such time and distribute any remaining portion of the Representative Holdback Amount to the Sellers on a pro rata basis according to each Seller’s Common Percentage, it being understood and agreed that such distribution(s) shall be the responsibility of the Representative only and that neither the Purchaser nor the Surviving Corporation shall have any obligation to ensure that such distribution is, or distributions are, made. If there are open claims that remain unresolved with respect to the Purchase Price Adjustments as set forth in Section 2.05 (Purchase Price Adjustments) or an amount is payable from the Indemnity Escrow Amount pursuant to Section 10.03 (Tax Indemnification), the Representative will within five (5) Business Days after the date of resolution of such claims obtain reimbursement for any outstanding Representative Expenses for which it is due reimbursement pursuant to this Agreement and for which it has not been reimbursed prior to such time and distribute any remaining portion of the Representative Holdback Amount to the Sellers on a pro rata basis according to each Seller’s Common Percentage, it being understood and agreed that such distribution(s) shall be the responsibility of the Representative only and that neither the Purchaser nor the Surviving Corporation shall have any obligation to ensure that such distribution is, or distributions are, made.
     (e) The Purchaser and the Merger Sub are entitled to rely on the acts and agreements of the Representative as the acts and agreements of the Sellers.
     (f) Where any payments to be made under this Agreement are to be delivered by the Purchaser or the Escrow Agent, as the case may be, to the Sellers, such payments shall be made directly to the Sellers on a pro rata basis according to each Seller’s Common Percentage, except as provided in this Section 12.16. If and only if the Representative Holdback Amount falls below $500,000, the Representative may instruct the Purchaser or the Escrow Agent, as the case may be, when making any payments to the Sellers, to direct to the Representative sufficient funds from such payments to the Sellers to increase the aggregate Representative Holdback Amount to (but not in excess of) $1,000,000 after deducting any Representative Expenses then due. Such payment to the Representative shall be deducted from the funds otherwise being directed to the Sellers, and allocated among the Sellers on a pro rata basis according to each Seller’s Common Percentage, and shall be held in the Representative Account and shall be used only to pay Representative Expenses or to reimburse the Representative for Representative Expenses paid by the Representative in accordance with this Agreement.
* * * *

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	THE HILLMAN COMPANIES, INC.
	By:	/s/ James P. Waters
		Name:	James P. Waters
		Its:	Chief Financial Officer

Purchaser:	OHCP HM ACQUISITION CORP.
	By:	/s/ John Monsky
		Name:	John Monsky
		Its:	Vice President and Secretary

Merger Sub:	OHCP HM MERGER SUB CORP.
	By:	/s/ Michael Green
		Name:	Michael Green
		Its:	Vice President

Representative:	THC REPRESENTATIVE, LLC
	By:	/s/ Andrew W. Code
		Name:	Andrew W. Code
Its:

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